                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-83376
PROSPECTUS

                  9,164,038 WARRANTS TO PURCHASE COMMON STOCK
                        4,218,241 SHARES OF COMMON STOCK

                              [MAGNUM HUNTER LOGO]
                         MAGNUM HUNTER RESOURCES, INC.
                             ---------------------
    This document relates to 11,811,073 outstanding warrants of Prize Energy Corp., which merged into a wholly owned subsidiary of Magnum Hunter Resources, Inc. on March 15, 2002. Under the terms of the Prize warrants, upon completion of the merger each warrant automatically converted into the right to receive, after payment of the $4.00 exercise price, one-seventh of the merger consideration attributable to one share of Prize common stock. The merger consideration attributable to one share of Prize common stock was 2.5 shares of Magnum Hunter common stock and $5.20. Accordingly, seven warrants will need to be exercised at an aggregate exercise price of $28.00 to acquire the merger consideration attributable to one share of Prize common stock. More specifically, for every seven warrants exercised, warrantholders will receive
2.5 shares of Magnum Hunter common stock and $5.20. The exercise price of the warrants and the number of shares of Magnum Hunter common stock are subject to adjustment in the event of stock dividends, stock splits, reclassifications and other events.

    Under this document, the holders of 9,164,038 of these warrants may offer and sell either their warrants, which we refer to in this document as the "resale warrants" or the 3,272,871 shares of our common stock issuable upon exercise of their resale warrants. This document also covers the issuance of 3,272,871 shares of our common stock to be issued pursuant to the exercise of any resale warrants that have been sold prior to exercise.

    In addition, this document covers the issuance of 945,370 shares upon exercise of the remaining 2,647,035 warrants, which we refer to as the "non-resale warrants." Neither the offer nor sale of the non-resale warrants themselves is covered under this document.

    Our common stock is listed on the American Stock Exchange under the symbol "MHR." The warrants are listed on the American Stock Exchange under the symbol MHR.WS.B.
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE SELLING OR EXERCISING YOUR WARRANTS.
                             ---------------------

                                                               PER MAGNUM
                                                              HUNTER SHARE*     TOTAL*
                                                              -------------   -----------
Exercise price..............................................      $9.12       $38,470,358
Proceeds, before expenses, to Magnum Hunter Resources,
  Inc. .....................................................      $9.12       $38,470,358

---------------

* Excludes the portion of the exercise price that is returned to the warrantholder upon exercise of his or her warrants, as payment of the cash consideration in the merger, and the total exercise price and proceeds assume all 11,811,073 warrants are exercised.
                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March 14, 2002.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
QUESTIONS AND ANSWERS ABOUT THE
  WARRANTS.............................  Q-1
SUMMARY................................    1
SUMMARY UNAUDITED PRO FORMA FINANCIAL
  AND OPERATING INFORMATION............    4
SUMMARY HISTORICAL CONSOLIDATED
  FINANCIAL AND OPERATING DATA OF
  MAGNUM HUNTER........................    8
SUMMARY HISTORICAL CONSOLIDATED
  FINANCIAL AND OPERATING DATA OF
  PRIZE................................   10
COMPARATIVE PER SHARE DATA.............   12
RISK FACTORS...........................   13
DISCLOSURE REGARDING FORWARD-LOOKING
  STATEMENTS...........................   22
DESCRIPTION OF THE WARRANTS............   23
USE OF PROCEEDS........................   25
SELLING WARRANTHOLDERS.................   26
PLAN OF DISTRIBUTION...................   27
FEDERAL INCOME TAX CONSIDERATIONS......   29
MAGNUM HUNTER AFTER THE MERGER.........   34
NEW FINANCINGS IN CONNECTION WITH THE
  MERGER...............................   39
PRICE RANGE OF COMMON STOCK............   44
UNAUDITED CONDENSED PRO FORMA
  CONSOLIDATED FINANCIAL STATEMENTS....   45
DESCRIPTION OF CAPITAL STOCK...........   53
LEGAL MATTERS..........................   55
EXPERTS................................   55
IF YOU WOULD LIKE ADDITIONAL
  INFORMATION..........................   56
COMMONLY USED OIL AND GAS TERMS........   58

     THIS DOCUMENT INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT MAGNUM HUNTER AND PRIZE THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. SEE "IF YOU WOULD LIKE ADDITIONAL INFORMATION" FOR A LISTING OF DOCUMENTS INCORPORATED BY REFERENCE. THESE DOCUMENTS ARE AVAILABLE TO ANY PERSON, INCLUDING ANY WARRANTHOLDER OR BENEFICIAL OWNER OF SHARES OF OUR COMMON STOCK, UPON REQUEST DIRECTED TO MICHAEL P. MCINERNEY, VICE PRESIDENT, DEVELOPMENT & INVESTOR RELATIONS, MAGNUM HUNTER RESOURCES, INC., 600 EAST LAS COLINAS BOULEVARD, SUITE 1100, IRVING, TEXAS 75039, TELEPHONE (972) 401-0752.

                    QUESTIONS AND ANSWERS ABOUT THE WARRANTS

HOW ARE THE WARRANTS AFFECTED BY THE MERGER?

     The outstanding warrants for Prize common stock remain outstanding according to their terms. However, under the terms of the warrants, upon exercise of a warrant and payment of the exercise price, warrantholders will receive, for each share of Prize common stock that would have been received in the absence of the merger agreement, 2.5 shares of Magnum Hunter common stock plus $5.20.

HAS THE EXERCISE PRICE PER WARRANT BEEN ADJUSTED AS A RESULT OF THE MERGER?

     No, each warrant is still exercisable at a price of $4.00, and you must still exercise seven warrants at an aggregate exercise price of $28.00 to receive what one share of Prize common stock received in the merger. The exercise price remains subject to adjustment in the event of stock dividends, stock splits, reclassifications and other events.

AT WHAT POINT DOES EXERCISING MY WARRANTS PROVIDE CASH AND SHARES OF MAGNUM HUNTER COMMON STOCK EQUAL TO $28.00?

     In the merger, Prize stockholders received, for each share of Prize common stock they owned, merger consideration consisting of 2.5 shares of Magnum Hunter common stock plus $5.20. Therefore, the merger consideration will equal the $28.00 aggregate exercise price only if the price of our common stock is equal to at least $9.12 per share. As of March 13, 2002, the closing price of Magnum Hunter's common stock was $8.02, which means the warrants were "out-of-the-money" in that the exercise price of the warrants exceeded the combined value of
2.5 shares of Magnum Hunter common stock and $5.20, the merger consideration a warrantholder would have received upon exercise of his or her warrants.

HOW MUCH MONEY WILL MAGNUM HUNTER RECEIVE FROM THE EXERCISE OF THE WARRANTS?

     Our gross proceeds from the exercise of the warrants depends on the number of warrants that are exercised. If all of the warrants are exercised, we will receive total gross proceeds of approximately $47.2 million, less approximately $8.8 million, or the total amount payable by us for the cash consideration in the merger payable on exercise of the warrants, for total net proceeds to us of approximately $38.5 million. Because it would not make sense to exercise a warrant until the price of Magnum Hunter common stock exceeds at least $9.12 per share, we do not know when or if we will receive any proceeds from the exercise of warrants or the amount of any such proceeds.

HOW WILL MAGNUM HUNTER USE THE PROCEEDS FROM THE EXERCISE OF WARRANTS?

     To the extent we receive proceeds from the exercise of the warrants, we anticipate that any net proceeds will be used for general corporate purposes, which may include, but not be limited to:

     - payments on or refinancings of indebtedness;

     - working capital;

     - capital expenditures; and

     - acquisitions.

     See "Use of Proceeds" for additional information on our use of any proceeds from the exercise of the warrants.

HOW DO I EXERCISE MY WARRANTS?

     To exercise warrants you own, you must properly complete the warrant certificate evidencing the warrants to be exercised, along with the accompanying election to purchase form, and forward each to the warrant agent, American Stock Transfer & Trust Company, on or before November 1, 2002. The address for American Stock Transfer & Trust Company is on the back of this document. Your warrant certificate must be accompanied by proper payment for each warrant that you wish to exercise. Seven warrants must be exercised at an aggregate exercise price of $28.00 to acquire what one share of Prize common stock received in the merger. If your warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you will need to contact such nominee to exercise your warrants. See "Description of the Warrants -- Exercise and Payment Procedures" for more information on how to exercise your warrants.

WHEN WILL MY WARRANTS EXPIRE?

     The warrants will expire at the close of business on November 1, 2002.

AFTER I EXERCISE MY WARRANTS, CAN I CHANGE MY MIND?

     No. Once you send in your warrant certificate and payment, you cannot revoke the exercise of your warrants.

IS EXERCISING MY WARRANTS RISKY?

     The exercise of your warrants involves a degree of risk. You should carefully consider the "Risk Factors" described in this document, beginning on page 13.

WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY WARRANTS?

     Your warrants will expire at the close of business on November 1, 2002 and thereafter will have no economic value.

CAN I SELL MY WARRANTS?

     Yes, the warrants are transferable and are currently listed for trading on the American Stock Exchange. However, we cannot assure you that you will be able to sell your warrants at all or at a price that is satisfactory to you. See "Risk Factors -- Risks Relating to the Warrants" for more information on your ability to transfer the warrants without exercising them for common stock.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY WARRANTS?

     While the exercise of warrants is intended to be nontaxable to the warrantholders, some income may be required to be recognized on the exercise. Holders who sell their warrants may be taxed on all or a portion of the proceeds from that sale. You should seek specific tax advice from your personal tax advisor. See "Federal Income Tax Considerations -- Taxation of U.S. Warrantholders" and "-- Taxation of Non-U.S. Warrantholders" for more information regarding the taxation of your sale or exercise of the warrants and your ownership of the underlying common stock.

WHEN WILL I RECEIVE MY NEW SHARES AND THE CASH CONSIDERATION IN THE MERGER?

     If you exercise your warrants, we will send you certificates representing shares of common stock, and any cash payment you are entitled to in the merger or as a result of any fractional shares, as soon as practicable after you exercise your warrants.

HOW MANY SHARES WILL BE OUTSTANDING AFTER THE EXPIRATION OR EXERCISE OF THE WARRANTS?

     The number of shares of common stock outstanding after the warrants' expiration or exercise will depend on the number of warrants that are exercised prior to their expiration. If all 11,811,073 warrants are exercised, we will issue up to a total of 4,218,241 new shares of common stock. We would then have approximately 74,253,688 shares of common stock issued and outstanding, as of March 1, 2002, on a pro forma basis, after giving effect to the merger with Prize and the exercise of these warrants, assuming there are no other issuances.

ARE THERE ANY DIFFERENCES BETWEEN EXERCISING THE WARRANTS AND BUYING SHARES OF MAGNUM HUNTER COMMON STOCK IN THE OPEN MARKET?

     Yes. Some of the differences are:

     - Pricing -- It would not make sense to exercise a warrant until the price of our common stock exceeds at least $9.12 per share. The price per share of our common stock purchased on the open market may be higher or lower than $9.12 per share. On March 13, 2002, the last reported sales price of our common stock on the American Stock Exchange was $8.02 per share. See "Price Range of Common Stock" for more information on the historical prices of our common stock.

     - Dilutive effect -- A purchase on the open market will provide you with a greater ownership interest in Magnum Hunter because of the dilution that results from issuances of additional shares by Magnum Hunter.

     - Proceeds -- The seller of any shares of our common stock that you purchase on the open market will receive the proceeds of the sale, while the proceeds from exercising your warrants will go to Magnum Hunter.

     - Cash component -- In determining whether to exercise your warrants or purchase shares of Magnum Hunter common stock on the open market, the value of the cash consideration to be received upon exercise must be considered.

     - Fractional shares -- We will not issue any fractional shares of common stock upon exercise of the warrants. Rather, we will pay warrantholders an amount of cash equal to the fractional value of one share of Magnum Hunter common stock, as determined in the merger agreement. Because we are issuing 2.5 shares of our common stock for every seven warrants exercised, you will need to exercise warrants in multiples of 14 to avoid receiving a cash payment in lieu of fractional shares.

WHOM CAN I TALK TO IF I HAVE MORE QUESTIONS?

     If you have more questions about the warrants, please contact:

     Morgan F. Johnston
     Vice President, General Counsel and Secretary
     Magnum Hunter Resources, Inc.
     600 East Las Colinas Blvd., Suite 1100
     Irving, Texas 75039
     (972) 401-0752

     If you have general questions about Magnum Hunter, please contact:

     Michael P. McInerney
     Vice President, Development & Investor Relations
     Magnum Hunter Resources, Inc.
     600 East Las Colinas Blvd., Suite 1100
     Irving, Texas 75039
     (972) 401-0752

                                    SUMMARY

     This summary highlights selected information from this document. To understand this offering fully, and before exercising or selling your warrants, you should carefully read this entire document, including the other documents to which we have referred you in "If You Would Like Additional Information" on page
56. We have included page references in this summary to direct you to more complete descriptions of the topics presented in this summary. Additionally, see "Commonly Used Oil and Gas Terms" on page 58 for definitions of industry terms used in this document. YOU SHOULD PAY PARTICULAR ATTENTION TO THE RISK FACTORS BEGINNING ON PAGE 13.

                                  THE COMPANY

     MAGNUM HUNTER RESOURCES, INC.
     600 East Las Colinas Blvd., Suite 1100
     Irving, Texas 75039
     Phone: (972) 401-0752

     Magnum Hunter is a publicly traded independent oil and gas exploration and production company that has grown rapidly through strategic acquisitions and selective drilling projects. We currently have ownership interests in approximately 7,000 wells in the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle and the shallow Gulf of Mexico offshore Texas and Louisiana. We also maintain an active exploration program primarily focused in the shallow water Gulf of Mexico. In addition, we gather and transmit natural gas, and manage and operate producing oil and gas properties for third parties on a contract basis. Our common stock is listed on the American Stock Exchange under the symbol "MHR."

                                  THE WARRANTS

     This document relates to 11,811,073 outstanding warrants of Prize Energy Corp., which merged into a wholly owned subsidiary of ours on March 15, 2002. Under the terms of the Prize warrants, upon completion of the merger each warrant automatically converted into the right to receive, after payment of the $4.00 exercise price, one-seventh of the merger consideration attributable to one share of Prize common stock. The merger consideration attributable to one share of Prize common stock was 2.5 shares of Magnum Hunter common stock and $5.20. Accordingly, seven warrants will need to be exercised at an aggregate exercise price of $28.00 to acquire the merger consideration attributable to one share of Prize common stock. More specifically, for every seven warrants exercised, warrantholders will receive 2.5 shares of Magnum Hunter common stock and $5.20.

     Under this document, the holders of 9,164,038 of these warrants may offer and sell either their warrants, which we refer to in this document as the "resale warrants" or the 3,272,871 shares of our common stock issuable upon exercise of their resale warrants. This document also covers the issuance of 3,272,871 shares of our common stock to be issued pursuant to the exercise of any resale warrants that have been sold prior to exercise.

     In addition, this document covers the issuance of 945,370 shares upon exercise of the remaining 2,647,035 warrants, which we refer to as the "non-resale warrants." Neither the offer nor sale of the non-resale warrants themselves is covered under this document.

                             THE MERGER WITH PRIZE

     Prior to our merger, Prize was a publicly traded independent oil and gas company engaged primarily in the acquisition, enhancement and exploitation of producing oil and gas properties. Prize owned oil and gas properties principally located in three core operating areas, which were in the Permian Basin of West Texas and Southeastern New Mexico, the onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Oklahoma and the Texas Panhandle. Over 80% of Prize's oil and gas property base was located in Texas. Prize's common stock was listed on the American Stock Exchange under the symbol "PRZ."

     As a result of the merger, the stockholders of Magnum Hunter immediately before the merger own approximately 52% of the combined company and the former stockholders of Prize own 48%, without taking into account subsequent stock sales and the options and warrants that remained outstanding at the time of the merger.

     Prize stockholders received, for each share of Prize common stock they owned, merger consider-ation consisting of 2.5 shares of our common stock plus $5.20. The total value of the consideration per share of Prize common stock equaled $24.00 per share. The value of our shares was established as the average of the closing prices during the 20 trading day period ending on the fourth trading day prior to the merger.

                        BENEFITS OF THE MERGER (PAGE 34)

     The combination of Magnum Hunter and Prize created a mid-size independent oil and gas exploration and production company in terms of market capitalization, total proved reserves and annual production. We expect the merger to provide us with the following advantages:

     LARGER AND MORE DIVERSIFIED ASSET BASE. At year-end 2000, Magnum Hunter and Prize combined would have had aggregate total proved reserves of approximately 960 Bcfe with a reserve to production ratio of approximately 12 years. On an energy equivalent basis, about 55% of these reserves were natural gas and 45% were oil and natural gas liquids. These reserves are concentrated in four primary operating areas: the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle, the onshore region of South Texas and Louisiana, and offshore Gulf of Mexico. In addition to the proved oil and gas properties, the combined company would have had approximately 234,000 net acres of exploration acreage at year-end 2001.

     The merger should also cause Magnum Hunter to have substantial increases in oil and natural gas production from the combined company's reserve base and mineral acreage ownership position. Assuming the merger was effective January 1, 2001, our average net daily production for the nine months ended September 30, 2001 would have been 232 MMcfe.

     INCREASED FINANCIAL STRENGTH AND FLEXIBILITY. At March 13, 2002 the combined equity market capitalization of Magnum Hunter and Prize would have been approximately $561.7 million. Accordingly, we believe that we will have greater access to capital than either Magnum Hunter or Prize had alone. In addition, we believe that we will have an enhanced ability to pursue acquisitions and to participate in further consolidation opportunities among independent exploration and production companies.
     COST SAVINGS. We expect the merger to result in $8 million to $10 million in annual cost savings for the combined company due to reduced operating and general and administrative expenses. We plan to consolidate the corporate headquarters and selected field offices of Magnum Hunter and Prize, eliminate duplicate staff and expenses, achieve purchasing synergies and implement other cost saving measures.

     IMPROVED CAPITAL EFFICIENCIES. We plan to pursue the best exploration opportunities available to the combined company and to focus on exploitation projects with the highest potential rates of return. In addition, we believe that we will be better able to pursue and accelerate development, exploitation, and exploration opportunities in our inventory due to our enhanced financial strength. As a result, we believe that we now have the potential for greater returns on capital employed than either Magnum Hunter or Prize could achieve alone.

     GREATER HUMAN AND TECHNOLOGICAL RESOURCES. We have significant expertise with regard to various oilfield technologies, including new vintage 3-D seismic interpretation capabilities, enhanced oil recovery, deep onshore natural gas drilling, shallow offshore drilling and other exploration, production and processing technologies. With the addition of Prize's resources, we expect to have an enhanced ability to acquire, explore for, develop and exploit oil and natural gas reserves domestically both onshore and offshore.

         BUSINESS STRATEGY OF MAGNUM HUNTER AFTER THE MERGER (PAGE 35)

     Our overall strategy is to increase our reserves, production, cash flow and earnings utilizing a properly balanced program of:

     - selective exploration;

     - the exploitation and development of acquired properties; and

     - strategic acquisitions of additional proved reserves.

             NEW FINANCINGS IN CONNECTION WITH THE MERGER (PAGE 39)

     In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012 and established a new credit facility with an initial borrowing base expected to be $300 million (and, in any event, at least $275 million) secured by the assets of the combined company. Proceeds from the senior notes offering and initial borrowings under the new credit facility were used to refinance the outstanding indebtedness under the existing senior credit facilities of both Magnum Hunter and Prize, fund the cash component of the merger consideration in the merger with Prize and pay costs and fees associated with the merger.

                          PRICE RANGE OF COMMON STOCK
                                   (PAGE 44)

     Our common stock is traded on the American Stock Exchange. On December 17, 2001, the last trading day before we announced the merger with Prize, our common stock closed at $8.30 per share. On March 13, 2002, our common stock closed at $8.02 per share. You should obtain current share price quotations for our common stock before selling or exercising your warrants.

     We have not paid any cash dividends on our common stock since becoming a publicly held corporation, and we do not intend to pay cash dividends on our common stock in the foreseeable future.

                                 RECENT EVENTS

     MAGNUM HUNTER WARRANTS OFFERING. We have approved the distribution to our stockholders of record on January 10, 2002, of warrants to purchase 7,228,457 shares of our common stock at an exercise price of $15.00 per share and expiring three years from the date of distribution. We have filed a registration statement with the SEC that we expect will be declared effective shortly covering these warrants and the shares underlying the warrants. The stockholders and warrantholders of Prize did not receive any of these warrants in the merger or otherwise.

     RECENT HEDGING TRANSACTIONS. Periodically, we enter into hedging transactions to reduce the effects of fluctuations in crude oil and natural gas prices. At January 1, 2002, Magnum Hunter had some of its natural gas production hedged and Prize had some of its oil and natural gas production hedged. None of these hedges were with Enron, which recently filed for bankruptcy. See "Magnum Hunter After the Merger -- Hedging" for the specifics of our hedging activities.

                    WHERE CAN I FIND ADDITIONAL INFORMATION?

     Additional information concerning us is included in our reports and other documents incorporated by reference in this document. See "If You Would Like Additional Information."

                     SUMMARY UNAUDITED PRO FORMA FINANCIAL
                           AND OPERATING INFORMATION

     The following unaudited pro forma financial and operating information has been prepared to assist in your analysis of the financial effects of the merger in connection with any decision to sell or exercise the warrants. This unaudited pro forma information is based on the historical financial and operating information of Magnum Hunter and Prize.

     This unaudited pro forma information gives effect to the Prize merger (including the issuance of Magnum Hunter equity) and the related financings, including the issuance of $300 million in senior notes due 2012 and borrowings under the new credit facility and the application of estimated net proceeds therefrom, as if they had occurred on January 1, 2000, except with respect to balance sheet data, which is presented as if these transactions had occurred on September 30, 2001. The merger will be accounted for as a purchase of Prize by Magnum Hunter. Under this accounting method, Magnum Hunter will record Prize's assets and liabilities at their fair values and, if the purchase price exceeds the total of these fair values, Magnum Hunter will record the excess as goodwill. Magnum Hunter continues to utilize the full cost method of accounting for its oil and gas activities.

     The unaudited pro forma information is presented for illustrative purposes only. If the merger had occurred in the past, Magnum Hunter's financial position or operating results might have been different from those presented in the unaudited pro forma information. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that Magnum Hunter would have achieved if the merger and related financings had occurred on September 30, 2001, or January 1, 2000. You also should not rely on the unaudited pro forma information as an indication of the future results that Magnum Hunter will achieve after the merger. Furthermore, the unaudited condensed pro forma consolidated financial statements do not reflect any cost savings or other synergies which may result from the merger or any other changes which may occur as the result of post-combination activities and other matters. In addition, the unaudited condensed pro forma consolidated income statements exclude non-recurring charges directly attributable to the merger that will be charged to operations in the first quarter of 2002.

     Because the exercise price of the Prize warrants is greater than the current market price of Magnum Hunter common stock, we have assumed that no proceeds from the exercise of these warrants will be received by Magnum Hunter for purposes of the pro forma financial statements.

     You should read this unaudited pro forma financial information together with the historical consolidated financial statements of Magnum Hunter and Prize and the unaudited condensed pro forma consolidated financial statements of Magnum Hunter included in this document.

                                                                MAGNUM HUNTER UNAUDITED
                                                                       PRO FORMA
                                                              ----------------------------
                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
STATEMENT OF OPERATIONS DATA:
(IN THOUSANDS, EXCEPT SHARE DATA)
  Operating revenues:
     Oil and gas sales......................................   $   252,866    $   255,541
     Gas gathering, marketing, and processing...............        15,707         20,010
     Oilfield management services...........................         1,394          1,448
                                                               -----------    -----------
          Total operating revenues..........................       269,967        276,999
                                                               -----------    -----------
  Operating costs and expenses:
     Oil and gas production lifting costs...................        47,304         48,397
     Production taxes and other costs.......................        23,934         26,934
     Gas gathering, marketing and processing................        14,086         15,685
     Oilfield management services...........................           955            903
     Depreciation, depletion and amortization...............        63,365         65,161
     Gain on sale of assets.................................            (4)           (28)
     General and administrative.............................        15,049         15,268
                                                               -----------    -----------
          Total operating costs and expenses................       164,689        172,320
                                                               -----------    -----------
  Operating profit..........................................       105,278        104,679
     Equity in earnings of affiliate........................         1,189          1,307
     Other income...........................................         5,679          1,252
     Interest expense.......................................       (38,935)       (50,737)
                                                               -----------    -----------
  Income before income taxes................................        73,211         56,501
     Provision for income taxes.............................       (27,406)       (17,429)
                                                               -----------    -----------
  Net income................................................        45,805         39,072
     Preferred dividend.....................................            --        (10,167)
                                                               -----------    -----------
  Income from continuing operations available to common
     stockholders...........................................   $    45,805    $    28,905
                                                               ===========    ===========
     Income per common share -- basic.......................   $      0.67    $      0.53
                                                               ===========    ===========
     Income per common share -- diluted.....................   $      0.64    $      0.50
                                                               ===========    ===========
  Common shares used in per share calculation:
     Basic..................................................    68,853,185     54,919,817
     Diluted................................................    71,531,424     66,897,233
OTHER FINANCIAL AND OPERATING DATA:
(IN THOUSANDS)
     Capital expenditures...................................   $   267,581    $   203,834
     EBITDA(1)..............................................       174,322        171,092
     Net cash provided by operating activities..............       152,066         93,711
     Net cash used in investing activities..................      (255,030)       (74,726)
     Net cash provided by (used in) financing activities....   $   105,834    $   (24,671)

                                                              MAGNUM HUNTER
                                                              UNAUDITED PRO
                                                               FORMA AS OF
                                                              SEPTEMBER 30,
                                                                  2001
                                                              -------------
BALANCE SHEET DATA (IN THOUSANDS, EXCEPT SHARE DATA):
  Working capital...........................................   $   24,450
  Net property, plant and equipment.........................      923,201
  Total assets..............................................    1,144,061
  Total debt................................................      599,454
  Total stockholders' equity................................      378,635
  Book value per share......................................   $     5.43

                                                                MAGNUM HUNTER UNAUDITED
                                                                       PRO FORMA
                                                              ----------------------------
                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
PRODUCTION, PRICE AND OTHER DATA:
  Average daily production:
     Oil/liquids (Bbls).....................................      14,147          13,310
     Natural gas (Mcf)......................................     147,531         118,496
     Total (Mcfe)...........................................     232,410         198,353
  Average realized prices (includes the effects of hedging):
     Oil/liquids (Bbl)......................................    $  24.06        $  22.57
     Natural gas (Mcf)......................................        3.97            3.38
     Total (Mcfe)...........................................        3.98            3.53
  Costs per Mcfe:
     Oil and gas production lifting costs...................    $   0.75        $   0.67
     Production taxes and other costs.......................        0.38            0.37
     Depreciation, depletion and amortization...............        1.00            0.90
     General and administrative.............................        0.24            0.21

---------------

(1) EBITDA is defined as income (loss) from continuing operations before income taxes, minority interest and equity in earnings of affiliate, plus the sum of depletion and depreciation and interest expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it is a component of Magnum Hunter's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Magnum Hunter interprets trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Magnum Hunter's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Magnum Hunter may not be comparable to similarly titled measures used by other companies.

                                                                                       MAGNUM HUNTER
                                                                                       UNAUDITED PRO
                                                                                        FORMA AS OF
                                                     HISTORICAL                        DECEMBER 31,
                                                    MAGNUM HUNTER   HISTORICAL PRIZE       2000
                                                    -------------   ----------------   -------------
PROPERTY DATA(1):
  Proved reserves:
     Oil/liquids (MBbls)..........................       22,303            49,038           71,341
     Natural gas (MMcf)...........................      233,208           298,430          531,638
     Total (MMcfe)................................      367,029           592,658          959,684
  PV-10 Value (in thousands)......................   $1,099,527        $1,657,810       $2,757,337
  Standardized Measure of Discounted Future Net
     Cash Flows (in thousands)....................   $  804,923        $1,121,345       $1,926,268

---------------

(1) Based on December 31, 2000 NYMEX oil price of $26.80 per Bbl and NYMEX gas price of $9.78 per Mcf, both as adjusted for the applicable location and quality differentials.

     The following table sets forth supplemental summary information with respect to our pro forma estimated proved oil and gas reserves as of December 31, 2000, assuming prices at that date were equal to December 31, 2001 NYMEX prices of $19.78 per Bbl for oil and $2.72 per Mcf for natural gas, both as adjusted for the applicable location and quality differentials:

                                                HISTORICAL     HISTORICAL   MAGNUM HUNTER
                                               MAGNUM HUNTER     PRIZE        PRO FORMA
                                               -------------   ----------   -------------
Proved Reserves:
  Oil/liquids (MBbls)........................      20,948         44,938        65,886
  Natural gas (MMcf).........................     222,474        277,819       500,293
  Total (MMcfe)..............................     348,162        547,447       895,609
PV-10 Value (in thousands)...................    $269,685       $483,835      $753,520
Standardized Measure of Discounted Future Net
  Cash Flows (in thousands)..................    $251,482       $360,806      $612,288

                   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL
                      AND OPERATING DATA OF MAGNUM HUNTER

     The following table sets forth summary historical consolidated financial and operating data of Magnum Hunter as of and for each of the years in the five-year period ended December 31, 2000, and as of and for each of the nine-month periods ended September 30, 2001 and 2000.

     The data have been derived from, and should be read together with, the audited consolidated financial statements and other information contained in Magnum Hunter's Annual Report on Form 10-K for the year ended December 31, 2000, and the unaudited consolidated interim financial statements and other information contained in Magnum Hunter's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, including the related notes, all of which are incorporated by reference in this document.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   2001          2000          2000          1999          1998          1997          1996
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA
(IN THOUSANDS, EXCEPT SHARE
DATA)
Operating revenues:
  Oil and gas sales...........  $   107,154   $    69,954   $   106,052   $    60,673   $    43,565   $    34,569   $    10,248
  Gas gathering, marketing and
    processing................       15,707        13,544        20,010         8,185         6,954        10,297         5,768
  Oilfield management
    services..................        1,394           870         1,448           768           881         3,968           396
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating
      revenues................      124,255        84,368       127,510        69,626        51,400        48,834        16,412
Operating costs and expenses:
  Oil and gas production
    lifting costs.............       14,995        12,341        16,401        15,431        14,265         7,901         3,031
  Production taxes and other
    costs.....................        9,913         8,486        12,558         8,144         6,417         4,911         1,359
  Gas gathering, marketing and
    processing................       14,086        10,558        15,685         5,870         5,750         7,909         4,708
  Oilfield management
    services..................          955           450           903           350           467         3,745           267
  Depreciation, depletion and
    amortization..............       29,319        16,935        25,556        22,072        21,757        12,363         2,951
  Provision for non-cash
    impairment of oil and gas
    reserves..................           --            --            --            --        42,745            --            --
  Loss (gain) on sale of
    assets....................           (4)          (28)          (28)         (272)           52          (386)            2
  General and
    administrative............        5,817         3,396         6,106         2,919         2,961         2,390         1,225
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating costs and
      expenses................       75,081        52,138        77,181        54,514        94,414        38,833        13,543
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating profit (loss).......       49,174        32,230        50,329        15,112       (43,014)       10,001         2,869
  Equity in earnings (loss) of
    affiliate.................        1,189           362         1,307          (103)         (116)            6            --
  Other income................          224           394           477           354           624           376           346
  Interest expense............      (14,244)      (17,139)      (22,298)      (22,103)      (18,207)      (13,788)       (2,394)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  tax, minority interest and
  extraordinary loss..........       36,343        15,847        29,815        (6,740)      (60,713)       (3,405)          821
  (Provision) benefit for
    income taxes..............      (13,765)       (5,865)       (7,555)           --        13,670         1,296          (312)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before minority
  interest and extraordinary
  loss........................       22,578         9,982        22,260        (6,740)      (47,043)       (2,109)          509
  Minority interest in
    subsidiary loss...........           --            --            --           (86)          (37)          (19)           --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
  extraordinary loss..........       22,578         9,982        22,260        (6,826)      (47,080)       (2,128)          509
Extraordinary loss, net of
  tax.........................         (304)           --            --            --            --        (1,384)           --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss).............       22,274         9,982        22,260        (6,826)      (47,080)       (3,512)          509
Preferred dividend(1).........           --        (3,294)       (9,708)       (4,509)         (875)         (875)         (406)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) available to
  common stockholders.........  $    22,274   $     6,688   $    12,552   $   (11,335)  $   (47,955)  $    (4,387)  $       103
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   2001          2000          2000          1999          1998          1997          1996
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                       (UNAUDITED)
Income (loss) per common
  share -- basic(1)...........  $      0.65   $      0.34   $      0.60   $     (0.57)  $     (2.27)  $     (0.21)  $      0.01
Income (loss) per common
  share -- diluted(1).........  $      0.61   $      0.32   $      0.51   $     (0.57)  $     (2.27)  $     (0.21)  $      0.01
Common shares used in per
  share calculation
    Basic.....................   34,790,222    19,594,012    20,856,854    19,743,738    21,151,442    14,535,805    12,485,893
    Diluted...................   37,178,592    30,546,007    32,834,270    19,743,738    21,151,442    14,535,805    12,561,760
OTHER FINANCIAL AND OPERATING
  DATA
(IN THOUSANDS, EXCEPT AVERAGE
DAILY PRODUCTION DATA)
Capital expenditures(2).......  $   153,259   $    31,569   $    64,311   $    59,968   $    70,187   $   160,059   $    41,471
EBITDA(3).....................       78,717        49,559        76,362        37,538        22,112        22,740         6,166
Net cash provided by operating
  activities..................       79,158        29,901        49,466        17,435        13,688         5,652         3,028
Net cash provided by (used in)
  investing activities........     (152,898)        9,954       (20,008)      (58,469)      (74,010)     (168,329)      (41,738)
Net cash (used in) provided by
  financing activities........  $    76,811   $   (40,151)  $   (31,014)  $    37,746   $    62,145   $   164,020   $    38,853
Average daily production:
  Oil/liquids (Bbls)..........        3,733         3,656         3,556         3,581         3,126         2,019           523
  Natural gas (Mcf)...........       66,322        53,520        53,641        52,126        38,682        26,340         7,329
  Total (Mcfe)................       88,718        75,456        74,978        73,612        57,438        38,454        10,467
BALANCE SHEET DATA
(IN THOUSANDS): (AT END OF
PERIOD)
Working capital
  (deficiency)................  $    (6,785)  $     1,925   $     4,121   $    (1,314)  $    (1,203)  $     2,610   $     2,279
Net property, plant and
  equipment...................      383,770       236,349       260,532       265,195       228,436       221,259        73,648
Total assets..................      428,073       283,798       315,612       304,022       265,724       251,069        83,072
Total debt....................      266,076       209,043       191,139       234,806       233,020       166,242        38,766
Total stockholders' equity....  $   117,670   $    49,328   $    93,416   $    51,552   $    19,697   $    72,152   $    35,154

---------------

(1) Includes the effect in the year 2000 of the payment of a $5.5 million fee upon redemption of $25 million (liquidation value) of Magnum Hunter's 1999 Series A 8% convertible preferred stock. The fee was treated as a dividend, reducing income per common share, basic and diluted, by $0.26 per share and $0.17 per share, respectively, for the year 2000.

(2) Capital expenditures include cash expended for acquisitions plus normal additions to oil and natural gas properties and other fixed assets. Additionally, the year 2000 amount includes the cost of property acquired through the issuance of common stock with a fair value of $3.481 million on the acquisition date.

(3) EBITDA is defined as income (loss) from continuing operations before income taxes, minority interest and equity in earnings of affiliate, plus the sum of depletion and depreciation and interest expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it is a component of Magnum Hunter's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Magnum Hunter interprets trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Magnum Hunter's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Magnum Hunter may not be comparable to similarly titled measures used by other companies.

                   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL
                          AND OPERATING DATA OF PRIZE

     The following table sets forth summary historical consolidated financial and operating data of Prize as of and for each of the years in the five-year period ended December 31, 2000 and as of and for each of the nine-month periods ended September 30, 2001 and 2000.

     The data have been derived from, and should be read together with, the audited consolidated financial statements and other information contained in Prize's Annual Report on Form 10-K for the year ended December 31, 2000, and the unaudited consolidated interim financial statements and other information contained in Prize's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, including the related notes, all of which are incorporated by reference in this document.

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                          YEAR ENDED DECEMBER 31
                                 -------------------------   --------------------------------------------------------
                                    2001         2000(1)       2000(1)      1999(2)     1998(3)   1997(3)    1996(3)
                                 -----------   -----------   -----------   ----------   -------   --------   --------
                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA
  (IN THOUSANDS EXCEPT SHARE
  DATA)
Operating revenues:
  Oil and gas sales............  $   145,712   $   107,280   $   149,489   $   47,978   $79,418   $120,821   $109,266
  Other........................          720           501           775          268        --         --         --
                                 -----------   -----------   -----------   ----------   -------   --------   --------
    Total operating revenues...      146,432       107,781       150,264       48,246    79,418    120,821    109,266
Operating costs and expenses:
  Lease operating expenses.....       32,309        23,340        31,996       11,791    18,114     22,289     15,012
  Production taxes.............       14,021        11,064        14,376        4,816     8,097     10,450      9,221
                                 -----------   -----------   -----------   ----------   -------   --------   --------
Revenues in excess of direct
  operating expenses...........      100,102        73,377       103,892       31,639   $53,207   $ 88,082   $ 85,033
                                                                                        =======   ========   ========
  Depreciation, depletion and
    amortization...............       27,194        18,825        25,472        8,714       n/a        n/a        n/a
  General and administrative...        9,232         6,578         9,162        2,831       n/a        n/a        n/a
  Interest expense.............       13,474        12,806        17,604        6,070       n/a        n/a        n/a
  Other income.................       (4,735)           --            --           --       n/a        n/a        n/a
                                 -----------   -----------   -----------   ----------   -------   --------   --------
Income before income taxes.....       54,937        35,168        51,654       14,024       n/a        n/a        n/a
  Provision for income taxes...       20,327        13,012        19,112        4,915       n/a        n/a        n/a
                                 -----------   -----------   -----------   ----------   -------   --------   --------
Net income.....................       34,610        22,156        32,542        9,109       n/a        n/a        n/a
Preferred dividend(4)..........           --           459           459          907       n/a        n/a        n/a
                                 -----------   -----------   -----------   ----------   -------   --------   --------
Income available to common
  stockholders.................  $    34,610   $    21,697   $    32,083   $    8,202       n/a        n/a        n/a
                                 ===========   ===========   ===========   ==========
Income (loss) per common
  share -- basic...............  $      2.71   $      1.80   $      2.60   $     1.20       n/a        n/a        n/a
Income (loss) per common
  share -- diluted.............  $      2.54   $      1.56   $      2.29   $     1.03       n/a        n/a        n/a
Common shares used in per share
  calculation:
  Basic........................   12,791,211    12,074,592    12,333,989    6,820,606       n/a        n/a        n/a
  Diluted......................   13,622,983    14,236,086    14,204,462    8,878,777       n/a        n/a        n/a
OTHER FINANCIAL AND OPERATING
  DATA (IN THOUSANDS, EXCEPT
  AVERAGE DAILY PRODUCTION
  DATA):
Capital expenditures(5)........  $   114,322   $   119,350   $   139,523   $  216,964       n/a        n/a        n/a
EBITDA(6)......................  $    95,605   $    66,799   $    94,730   $   28,808       n/a        n/a        n/a

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                          YEAR ENDED DECEMBER 31
                                 -------------------------   --------------------------------------------------------
                                    2001         2000(1)       2000(1)      1999(2)     1998(3)   1997(3)    1996(3)
                                 -----------   -----------   -----------   ----------   -------   --------   --------
                                        (UNAUDITED)
Net cash provided by operating
  activities...................  $    77,439   $    22,556   $    45,842   $   19,798       n/a        n/a        n/a
Net cash used in investing
  activities...................  $   102,132   $    34,545   $    54,718   $  184,964       n/a        n/a        n/a
Net cash provided by financing
  activities...................  $    29,023   $    10,791   $     6,343   $  168,519       n/a        n/a        n/a
Average daily production:
  Oil/liquids (Bbls)...........       10,414         9,732         9,753        3,759     8,261      6,929      5,307
  Natural gas (Mcf)............       81,209        64,487        64,855       28,043    62,637     78,904     73,696
  Total (Mcfe).................      143,693       122,879       123,373       50,597   112,203    120,478    105,538
BALANCE SHEET DATA (IN
  THOUSANDS): (AT END OF
  PERIOD)
Working capital................  $    40,191   $    21,682   $    16,945   $    1,647       n/a        n/a        n/a
Net property, plant and
  equipment....................  $   400,201   $   334,742   $   318,763   $  211,497       n/a        n/a        n/a
Total assets...................  $   477,691   $   389,840   $   371,664   $  238,610       n/a        n/a        n/a
Total debt.....................  $   250,819   $   211,419   $   214,319   $  127,000       n/a        n/a        n/a
Total stockholders' equity.....  $   162,970   $   117,869   $   111,568   $   88,452       n/a        n/a        n/a

---------------

(1) Includes the results of Vista Energy Resources, Inc. from February 8, 2000, the date of its merger with Prize.

(2) The 1999 column is presented for Prize from January 15, 1999 (inception), through December 31, 1999, and is derived from Prize's audited consolidated financial statements. A significant amount of the activity is the direct result of the acquisition of producing properties from Pioneer Natural Resources USA, Inc., which was effective July 1, 1999.

(3) The 1998, 1997 and 1996 amounts are derived from the audited statements of revenues and direct operating expenses of the Pioneer properties. The data have been adjusted to exclude revenue of $5,136,967, $7,189,442 and $8,578,608, respectively, as well as direct operating expenses of $793,131, $1,115,379 and $1,037,518, respectively, associated with the mineral interest properties Prize acquired in connection with Prize's acquisition of the Pioneer properties. Likewise, the 1998, 1997 and 1996 average daily production data exclude Mcfe of 7,614, 14,316 and 7,452, respectively. Prize sold the mineral interest properties in July 1999. The 1998 statement of revenues and direct operating expenses is incorporated by reference in this document from Prize's Annual Report on Form 10-K for the year ended December 31, 2000.

(4) On March 31, 2000, all of the outstanding shares of Prize convertible preferred stock were converted into shares of common stock.

(5) The 2000 capital expenditures include $84.8 million of additions to property, plant and equipment as a result of the merger with Vista Energy Resources on February 8, 2000.

(6) EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it is a component of Prize's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Prize interprets trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Prize's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Prize may not be comparable to similarly titled measures used by other companies.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth selected historical per share data for Magnum Hunter and Prize and selected unaudited pro forma consolidated per share data after giving effect to the proposed merger. The pro forma consolidated earnings per share data have been prepared assuming that the merger was completed on January 1, 2000. The pro forma consolidated book value per share data assume that the merger was completed on the last day of each period presented. The information presented in the table is derived from and should be read in conjunction with the unaudited condensed pro forma consolidated financial statements, including the related notes, included in this document, and the separate audited and unaudited financial statements of Magnum Hunter and Prize, including the related notes, incorporated by reference in this document.

     Pro forma amounts are not necessarily indicative of results of operations or financial position that would have resulted had the merger been completed on the dates indicated and should not be construed as being indicative of future performance.

                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
                                                               (UNAUDITED)
MAGNUM HUNTER -- HISTORICAL PER SHARE DATA
Income from continuing operations -- basic..................     $ 0.65          $0.60
Income from continuing operations -- diluted................     $ 0.61          $0.51
Cash dividends..............................................     $   --(1)       $  --(1)
Book value..................................................     $ 3.30          $3.09
PRIZE -- HISTORICAL PER SHARE DATA
Income from continuing operations -- basic..................     $ 2.71          $2.60
Income from continuing operations -- diluted................     $ 2.54          $2.29
Cash dividends..............................................     $   --(1)       $  --(1)
Book value..................................................     $13.00          $8.67
PRO FORMA PER SHARE DATA OF MAGNUM HUNTER
COMMON STOCK
Income from continuing operations -- basic..................     $ 0.67          $0.53
Income from continuing operations -- diluted................     $ 0.64          $0.50
Cash dividends..............................................     $   --(1)       $  --(1)
Book value..................................................     $ 5.43            n/a
EQUIVALENT PRO FORMA PER SHARE DATA OF PRIZE
COMMON STOCK
Income from continuing operations -- basic..................     $ 1.66          $1.32
Income from continuing operations -- diluted................     $ 1.60          $1.26
Cash dividends..............................................     $   --(1)       $  --(1)
Book value..................................................     $13.57            n/a

---------------

(1) Magnum Hunter and Prize have never paid cash dividends on their common stock and Magnum Hunter does not intend to pay cash dividends on its common stock in the foreseeable future.

                                  RISK FACTORS

     In deciding whether to exercise or sell your warrants, and when you evaluate our performance and the forward-looking statements in this document, you should carefully consider the following risk factors, as well as the other information contained in this document.

                     RISKS RELATED TO SUBSTANTIAL LEVERAGE

WE HAVE A SIGNIFICANT AMOUNT OF DEBT.

     In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012 and established a new credit facility with an initial borrowing base expected to be $300 million (and, in any event, at least $275 million) secured by the assets of the combined company. Proceeds from the senior notes offering and borrowings under the new credit facility were used to refinance the outstanding indebtedness under the existing senior credit facilities of both Magnum Hunter and Prize, fund the cash component of the merger consideration in the merger with Prize and pay costs and fees associated with the merger. As a result of the merger, our outstanding 10.00% senior notes due 2007, our issuance of the 9.6% senior notes due 2012 and our entering into the new credit facility, we had, on a pro forma basis as of September 30, 2001, outstanding long term debt of $599.5 million compared to stockholders' equity of $378.6 million. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. The covenants contained in our new credit facility and the indentures relating to our two issuances of senior notes require us to meet financial tests and limit our ability to borrow additional funds or to acquire or dispose of assets. Also, our ability to obtain additional financing in the future may be impaired by our substantial leverage. Additionally, the senior, as opposed to subordinated, status of our 10% senior notes due 2007 and our 9.6% senior notes due 2012, our high debt to equity ratio, and the pledge of substantially all of our assets as collateral for our new credit facility will, for the foreseeable future, make it difficult for us to obtain financing on an unsecured basis or to obtain secured financing other than "purchase money" indebtedness collateralized by the acquired assets.

WE MAY NOT BE ABLE TO MEET OUR CAPITAL REQUIREMENTS.

     We will need to continue to make substantial capital expenditures for the acquisition, enhancement, exploitation and production of oil and natural gas reserves. At September 30, 2001, we had cash reserves of $3.1 million and a working capital deficit of $6.8 million. On that date, we also had approximately $23.5 million available under our then existing credit facility. Without successful enhancement, exploitation and acquisition activities, our reserves and revenues will decline over time. As of March 13, 2002, we anticipate that the combined company's oil and natural gas capital expenditures will be approximately $115 million, which the combined company intends to use for enhancement, exploitation and drilling activities in 2002. We intend to finance our capital expenditures, other than significant acquisitions, from internally generated funds provided by operations and borrowings under our new credit facility. The timing of most of our capital expenditures is discretionary, with no long-term capital commitments. Consequently, we have a significant degree of flexibility to adjust the amounts of our capital expenditures as circumstances may warrant. However, in the long term, if our cash flow from operations and availability under our new credit facility are not sufficient to satisfy capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to allow us to fund our continued growth.

OUR NEW CREDIT FACILITY AND THE INDENTURES GOVERNING OUR SENIOR NOTES IMPOSE RESTRICTIONS ON US THAT MAY LIMIT THE DISCRETION OF OUR MANAGEMENT IN OPERATING OUR BUSINESS THAT, IN TURN, COULD IMPAIR OUR ABILITY TO REPAY OUR OBLIGATIONS UNDER THE NOTES.

     Our new credit facility and the indentures governing our senior notes contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these covenants limit our ability to, among other things:

     - incur additional debt;

     - make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

     - make investments or acquisitions;

     - grant liens on assets;

     - sell our assets;

     - engage in transactions with affiliates; and

     - merge, consolidate or transfer substantially all of our assets.

Under some circumstances, including if we fail to meet certain financial tests, the indentures governing our senior notes prohibit us from borrowing the full amount of availability under our new credit facility.

     Our new credit facility also requires us to maintain specified financial ratios and satisfy some financial tests. Our ability to maintain or meet these financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet these ratios and tests or that the lenders under the new credit facility will waive any failure to meet these ratios or tests. A breach of any of these covenants could result in an event of default under the new credit facility, in which case, the lenders could elect to declare all amounts borrowed under the new credit facility, together with unpaid accrued interest, to be immediately due and payable and to terminate all commitments under the new credit facility.

                   RISKS RELATING TO THE OIL AND GAS INDUSTRY

A DECREASE IN OIL AND NATURAL GAS PRICES WILL ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our revenues, profitability and the carrying value of our oil and gas properties, including the properties we acquired in the merger with Prize, depend substantially upon prevailing prices of, and demand for, oil and gas and the costs of acquiring, finding, developing and producing reserves. Oil and gas prices also substantially affect our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness, and to obtain additional capital on attractive terms. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas fluctuate widely in response to:

     - relatively minor changes in the supply of, and demand for, oil and gas;

     - market uncertainty; and

     - a variety of additional factors, all of which are beyond our control.

     These factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. Also, our ability to market our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and gas prices could affect our ability to market our production through such systems, pipelines or facilities. Currently, we sell substantially all our gas production to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or under long-term contracts based on current spot market prices.

     Under the full cost accounting method, we are required to take a non-cash charge against earnings if capitalized costs of acquisition, exploration and development, net of depletion, depreciation and amortization, less deferred income taxes, exceed the present value of our proved reserves and the lower of cost or fair value of unproved properties after income tax effects.

     As a result of the severe decline in oil and gas prices in 1998, we recognized a non-cash impairment of oil and gas properties of $42.7 million at December 31, 1998 as required by the "ceiling" test in the full cost method of accounting. Subsequent improvements in pricing reduced the amount of this charge. Without the benefit of these pricing improvements, we would have incurred an impairment of $81.2 million. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil and gas prices increase. At December 31, 2000, NYMEX prices were $26.80 per Bbl for oil and $9.78 per Mcf for gas. At December 31, 2001, NYMEX prices were $19.78 per Bbl for oil, a decline of 26% from year-end 2000, and $2.72 per Mcf for gas, a decline of 72% from year-end 2000. Our capitalized costs again exceeded the PV-10 limitation utilizing commodity prices in effect at December 31, 2001. However, we now expect that no writedown for impairment of our oil and gas properties will be required, due to higher oil and gas prices that have been recorded in the market subsequent to December 31, 2001 and prior to our release of 2001 year end financial information. Our expectation is based on our preliminary internal estimates. Final determination of whether a writedown will be required will be based on third party engineer reports.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON OUR RESERVE DATA BECAUSE THEY ARE ESTIMATES.

     This document contains and incorporates by reference:

     - estimates of Magnum Hunter's and Prize's oil and gas reserves and the future net cash flows from those reserves that were prepared or audited in part by independent petroleum consultants as of December 31, 2000; and

     - estimates of these reserves and future net cash flows as of December 31, 2000 that were revised by Magnum Hunter's and Prize's internal petroleum engineers to take into account the significantly lower December 31, 2001 commodity prices.

     There are numerous uncertainties inherent in estimating quantities of proved reserves of oil and natural gas and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The estimates in this document rely on various assumptions, including, for example, constant oil and gas prices, operating expenses, capital expenditures and the availability of funds, and are therefore inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves.

     You should not construe the present value of proved reserves referred to in this document as the current market value of the estimated proved reserves of oil and natural gas attributable to our properties or those acquired in our merger with Prize. We have based the estimated discounted future net cash flows from proved reserves generally on year-end prices and costs, but actual future prices and costs may vary significantly. The following factors may also affect actual future net cash flows:

     - the timing of both production and related expenses;

     - changes in consumption levels; and

     - governmental regulations or taxation.

     In addition, the calculation of the present value of the future net cash flows uses a 10% discount rate, which is not necessarily the most appropriate discount rate based on interest rates in effect from time to time and risks associated with our reserves, the reserves acquired in our merger with Prize or the oil and gas industry in general. Furthermore, we may need to revise our reserves downward or upward based upon actual production, results of future development and exploration, supply and demand for oil and natural gas, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

MAINTAINING RESERVES AND REVENUES IN THE FUTURE DEPENDS ON SUCCESSFUL EXPLORATION AND DEVELOPMENT.

     Our future success depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless we successfully explore or develop or acquire properties containing proved reserves, our proved reserves will generally decline as we produce them. The decline rate varies depending upon reservoir characteristics and other factors. Our future oil and gas reserves and production, and, therefore, cash flow and income, depend greatly upon our success in exploiting our current reserves and acquiring or finding additional reserves. We cannot assure you that our planned development projects and acquisition activities will result in significant additional reserves or that we will successfully drill productive wells at economic returns to replace our current and future production.

OUR OPERATIONS ARE SUBJECT TO DELAYS AND COST OVERRUNS, AND OUR ACTIVITIES MAY NOT BE PROFITABLE.

     We intend to increase our exploration activities and to continue our development activities. Exploratory drilling and, to a lesser extent, developmental drilling of oil and gas reserves involve a high degree of risk. We have expanded, and plan to increase our capital expenditures on, our exploration efforts, including offshore exploration, which involve a higher degree of risk than our development activities. It is possible that we will not obtain any commercial production or that drilling and completion costs will exceed the value of production. The cost of drilling, completing and operating wells is often uncertain. Numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment, may curtail, delay or cancel drilling operations. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

WE CONDUCT WATERFLOOD PROJECTS AND OTHER SECONDARY RECOVERY OPERATIONS.

     Secondary recovery operations involve certain risks, especially the use of waterflooding techniques. Our inventory of development prospects include waterflood projects. With respect to our properties located in the Permian Basin, we have identified significant potential expenditures related to further developing existing waterfloods. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of recoverable secondary reserves. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs. Costs are also higher during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the amount of primary production, the porosity and permeability of the formation, the technique used, the location of injector wells and the spacing of both producing and injector wells.

WE HEDGE OUR OIL AND GAS PRODUCTION.

     Periodically, we have entered into hedging transactions to reduce the effects of fluctuations in crude oil and natural gas prices. At January 1, 2002, Magnum Hunter had some of its natural gas production hedged and Prize had some of its oil and natural gas production hedged. The hedging activities of the combined company, while intended to reduce sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our hedging contracts fail to perform. Additionally, the fixed price sales and hedging contracts limit the benefits the combined company will realize if actual prices rise above the contract prices. See "Magnum Hunter after the Merger -- Hedging" for the specifics of our hedging activities.

OUR OPERATIONS ARE SUBJECT TO MANY LAWS AND REGULATIONS.

     The oil and gas industry is heavily regulated. Extensive federal, state, local and foreign laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas affect our operations. Some of the regulations set forth standards for discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of oil and gas.

     Numerous environmental laws, including but not limited to those governing the management of waste, the protection of water and air quality, the discharge of materials into the environment, and the preservation of natural resources, impact and influence our operations. If we fail to comply with environmental laws regarding the discharge of oil, gas, or other materials into the air, soil or water we may be subject to liabilities to the government and third parties, including civil and criminal penalties. These regulations may require us to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. New laws or regulations, or modifications of or new interpretations of existing laws and regulations, may increase substantially the cost of compliance or adversely affect our oil and gas operations and financial condition. From time to time, we have agreed to indemnify sellers of producing properties against some liabilities for environmental claims associated with these properties. Material indemnity claims may also arise with respect to properties acquired by or from us. Additionally, as a result of the merger with Prize, we are now responsible for any environmental liabilities Prize may have had. While we do not anticipate incurring material costs in connection with environmental compliance and remediation, we cannot guarantee that we will not incur material costs.

MARKETABILITY OF OUR OIL AND NATURAL GAS PRODUCTION MAY BE AFFECTED BY FACTORS BEYOND OUR CONTROL.

     The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through gathering systems and pipelines that we do not own. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our oil and natural gas.

OUR ACQUISITIONS INVOLVE CERTAIN RISKS.

     We have grown primarily through acquisitions and intend to continue acquiring oil and gas properties in the future. Although we review and analyze the properties that we acquire, such reviews are subject to uncertainties. It generally is not possible to review in detail every individual property involved in an acquisition. Ordinarily, we focus our review on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems. Economics dictate that we cannot become sufficiently familiar with all the properties to assess fully their deficiencies and capabilities. We do not always conduct inspections on every well. Even when we do inspect a specific well, we cannot always detect potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures.

     As the merger with Prize demonstrates, we have begun to focus our acquisition efforts on larger packages of oil and gas properties. Acquisitions of larger oil and gas properties may involve substantially higher costs and may pose additional issues regarding operations and management. We cannot assure you that we will be able to successfully integrate all of the oil and gas properties that we acquire into our operations or that we will achieve desired profitability objectives.

WE ARE SUBJECT TO SUBSTANTIAL COMPETITION.

     We encounter substantial competition in acquiring properties, drilling for new reserves, marketing oil and gas, securing trained personnel and operating our properties. Many competitors have financial and other resources that substantially exceed our resources. Our competitors in acquisitions, development, exploration and production include major oil companies, natural gas utilities, numerous independents, individual proprietors and others. Our competitors may be able to pay more for desirable leases and may be able to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE OUR KEY PERSONNEL.

     We depend greatly upon two key individuals within our management: Gary C. Evans and Richard R. Frazier. The loss of the services of either one of these individuals could materially impact our operations.

                  RISKS ASSOCIATED WITH OUR MERGER WITH PRIZE

WE MAY NOT ACHIEVE THE EXPECTED BENEFITS OF THE MERGER.

     The merger was intended to achieve specific goals. The likelihood of achieving those goals represented the subjective judgment of our management and board of directors. Some of those goals may not be achieved or, if achieved, may not be achieved in the time frame in which they were expected. Whether the combined company will actually realize these anticipated benefits depends on future events and circumstances beyond the control of the combined company, including the following:

     - A decline in economic conditions in general or in the oil and gas industry in particular could cause our combined company to fail to meet the expectations of our board of directors for revenue, earnings and cash flow.

     - Differing opinions of securities analysts and investors regarding the prospects for our combined company's business and our future financial condition could reduce the likelihood that our combined company will enjoy the hoped-for increase in stock market valuation multiples relative to the stock market valuation multiples of smaller competitors.

     - The other risk factors discussed below may prevent the achievement of the believed advantages of the merger.

     Because of these and other factors, it is possible that our combined company will not realize some or all of the expected benefits of the merger.

WE MAY FACE DIFFICULTIES IN INTEGRATING THE OPERATIONS OF MAGNUM HUNTER AND
PRIZE.

     Before the merger, Magnum Hunter and Prize operated separately. Magnum Hunter's management team has no experience in running the combined business. We may not be able to integrate the operations of Magnum Hunter and Prize without an unexpected loss of key employees, customers or suppliers, a loss of revenues, an increase in operating or other costs or other difficulties. In addition, we may not be able to realize the operating efficiencies, synergies, cost savings or other benefits expected from the merger. Any unexpected costs or delays incurred in connection with the integration could have an adverse effect on our business, results of operations or financial condition.

AS A RESULT OF THE MERGER WITH PRIZE, OUR RISK PROFILE IS DIFFERENT FROM THAT OF MAGNUM HUNTER AND PRIZE BEFORE THE MERGER.

     We were relatively more active in onshore exploration and in offshore exploration and production than Prize, which did not engage in these activities. As a result, the combined company will have a different risk profile than either company had before the merger.

     The combined company's oil and gas business involves a variety of operating risks, including unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution, marine hazards and other risks, any of which could cause personal injuries, loss of life, damage to properties and substantial losses. Although we carry, and will continue to carry, insurance at levels that we believe are reasonable, we will not be fully insured against all risks. We do not carry business interruption insurance except on rare occasions. Losses and liabilities arising from uninsured or under-insured events could materially affect the combined company's financial condition and operations.

THE PRICE OF OUR COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER WITH PRIZE.

     The number of issued shares of Magnum Hunter common stock increased substantially as a result of the merger with Prize, from 35,972,484 shares on March 1, 2002 to approximately 70,035,447 shares on a pro forma basis as of March 1, 2002, after taking into account the merger and assuming no warrants or options were exercised. If holders of a significant number of these new shares elect not to retain their shares, the market price of our common stock may vary sharply or decline for reasons unrelated to the financial performance of the combined company.

                  RISKS RELATED TO MAGNUM HUNTER COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK AND OUR ABILITY TO RAISE EQUITY COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.

     A substantial number of our shares are issuable upon the exercise of options and warrants. A substantial number of shares will be available for sale by our management and their affiliates under Rule 144. As a result of the merger with Prize, the following parties may sell a substantial number of our shares under a shelf registration statement we have agreed to file with respect to the shares that they received in the merger:

     - Natural Gas Partners V, L.P., which owned approximately 58% of the outstanding stock of Prize as of December 31, 2001;

     - certain trusts established by Philip B. Smith, the former chairman of the board and chief executive officer of Prize; and

     - Lon C. Kile, the former president and a director of Prize.

     In addition, we have a substantial number of shares that are freely transferable without restriction. If all 11,811,073 Prize warrants are exercised, we will issue up to a total of 4,218,241 new shares of common stock. We would then have approximately 74,253,688 shares of common stock issued and outstanding on a pro forma basis as of March 1, 2002, after giving effect to the merger and the exercise of the Prize warrants, assuming no other issuances. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing and future market prices for our common stock and could impair our ability to raise capital through the sale of equity securities in the future.

WE HAVE NEVER PAID CASH DIVIDENDS ON OUR COMMON STOCK.

     We have not previously paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. We intend to reinvest all available funds for the development of our business. In addition, our new credit facility and the indentures governing our 10% senior notes due 2007 and our 9.6% senior notes due 2012 restrict the payment of cash dividends on some types of securities.

WE HAVE OUTSTANDING PREFERRED STOCK AND HAVE THE ABILITY TO ISSUE MORE.

     Our common stock is subordinate to all outstanding classes of preferred stock in the payment of dividends and other distributions made with respect to the common stock, including distributions upon liquidation or dissolution of Magnum Hunter. Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock without first obtaining stockholder approval, except in limited circumstances. We have previously issued several series of preferred stock, although only the 1996 Series A Convertible Preferred Stock is currently outstanding. If we designate or issue other series of preferred stock, it will create additional securities that will have dividend and liquidation preferences over the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders' interest.

ANTI-TAKEOVER PROVISIONS MAY AFFECT YOUR RIGHTS AS A STOCKHOLDER.

     Our articles of incorporation and bylaws and Nevada law include provisions that may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" preferred stock, restrictions, under some circumstances, on business combinations with stockholders who own 10% or more of our common stock and restrictions, under some circumstances, on a stockholder's ability to vote the shares of our common stock it owns when it crosses specified thresholds of ownership. Our ability to issue preferred stock may also delay or prevent a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. Under some circumstances, the issuance of preferred stock could depress the market price of our common stock.

     In addition, in January 1998 we adopted a stockholder rights plan. Under the stockholder rights plan, the rights initially represent the right to purchase one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock for $35.00. The rights become exercisable only if a person or a group acquires or commences a tender offer for 15% or more of our common stock, a so-called "acquiring person." The stockholder rights plan was amended so that Natural Gas Partners V, L.P. would not be considered an "acquiring person" by reason of the merger with Prize. Until these rights become exercisable, they attach to and trade with our common stock. The rights issued under the stockholder rights plan expire January 20, 2008.

     In addition, a change of control, as defined under the indentures relating to our senior notes, would entitle the holders of those notes to put those notes to us under the indentures and would entitle the lenders to accelerate payment of outstanding indebtedness under our new credit facility. Both of these events could discourage takeover attempts by making such attempts more expensive.

                         RISKS RELATING TO THE WARRANTS

IF YOU DO NOT EXERCISE YOUR WARRANTS, ANY OWNERSHIP INTEREST YOU HAVE IN MAGNUM HUNTER MAY BE DILUTED.

     If you own shares of Magnum Hunter common stock and do not exercise any of your warrants, you may experience dilution of your percentage ownership in and the aggregate book value of our common stock, if any, relative to stockholders who exercise their warrants. The sale of the warrants may not compensate you for all or any part of any reduction in the market value of your common stock, if any, resulting from the exercise of the warrants. Warrantholders who do not exercise or sell their warrants will relinquish any value inherent in the warrants.

YOU MAY BE UNABLE TO SELL THE WARRANTS.

     You are permitted to sell or transfer your warrants, but we cannot assure you that such a sale will be practicable or profitable. If you choose to sell your warrants, you will not receive the benefit of exercising your warrants if the value of our common stock appreciates above $9.12 per share prior to the expiration of the warrants. However, we cannot assure you that you will be able to sell your warrants at all or at a satisfactory price.

THE PRICE OF OUR COMMON STOCK AND THE VALUE OF THE WARRANTS MAY FLUCTUATE SIGNIFICANTLY; THERE IS NO ASSURANCE THE WARRANTS WILL BE "IN-THE-MONEY."

     A variety of events, including quarter-to-quarter variations in operating results, news announcements, general conditions in the oil and gas industry and overall market conditions, could result in significant fluctuations in the market price of our common stock. Such fluctuations could result in corresponding fluctuations in the market price of the warrants. We cannot guarantee that the market price of our common stock will exceed $9.12 per share at any time during or after the warrants exercise period.

YOUR ABILITY TO EXERCISE YOUR WARRANTS DEPENDS ON CERTAIN SECURITIES LAWS COMPLIANCE.

     You will have the right to exercise the warrants only if a current registration statement relating to the common stock underlying the warrants is then effective, and only if the issuance of such common stock has been registered or qualified or complies with an exemption from such requirements under the securities laws of the states and jurisdictions in which the various warrantholders reside. We intend to keep the registration statement effective, and we intend to maintain a current prospectus until the expiration date of the warrants, unless in our reasonable judgment the discrepancy between the exercise price of the warrants, on the one hand, and the market price of our common stock, on the other hand, makes it extremely unlikely that the warrants will be exercised. However, we cannot guarantee that we will be able to do so. The warrants may be deprived of any value if a current registration statement covering the underlying common stock is not kept effective or if the issuance of such common stock is not registered or qualified under or otherwise complies with applicable state securities laws.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including the documents incorporated by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this document or the documents incorporated by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

     - benefits, effects or results of the merger with Prize;

     - cost reductions, operating efficiencies or synergies and the integration of operations in connection with the merger with Prize;

     - future stock market valuations;

     - tax and accounting treatment of the merger and the warrants;

     - repayment of debt;

     - business strategies;

     - expansion and growth of operations after the merger with Prize; and

     - future operating results and financial condition.

     We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including:

     - general economic and business conditions;

     - prices of oil and gas and industry expectations about future prices;

     - the business opportunities, or lack of opportunities, that may be presented to and pursued by us;

     - the ability to integrate the operations of Magnum Hunter and Prize; and

     - changes in laws or regulations.

     These factors are in addition to the risks described in the "Risk Factors" section of this document and the "Risk Factors" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the documents incorporated by reference. Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                          DESCRIPTION OF THE WARRANTS

     It is our understanding that the warrants were issued by predecessors of Prize pursuant to two separate warrant agreements, the material terms of which are identical. Of the 11,811,073 total Prize warrants, 2,252,670 warrants were issued pursuant to a warrant agreement dated November 1, 1990, between Midland Resources, Inc., a predecessor of Prize through merger, and Stock Transfer Company of America, Inc., as warrant agent. The remaining 9,558,403 warrants were issued pursuant to a warrant agreement dated October 28, 1998 between Vista Energy Resources, Inc., a predecessor of Prize through merger, and American Stock Transfer & Trust Company, as warrant agent, in private transactions that were not subject to the registration requirements of the Securities Act. Prize subsequently registered the resale of these warrants under the Securities Act pursuant to a registration statement on Form S-3 that became effective on July 23, 2001. Of the 9,558,403 warrants registered for resale by Prize, a total of 9,164,038 warrants may be offered and sold under this document by the holders thereof, which warrants we refer to in this document as the "resale warrants." The remaining 394,365 warrants were previously sold under a registration statement on Form S-3 maintained by Prize before the merger. We collectively refer to these 394,365 warrants and the 2,252,670 warrants that were issued by Midland Resources, Inc. as the "non-resale warrants."

     We are now registering for resale the 9,164,038 warrants that were not sold under the registration statement maintained by Prize under a registration statement of which this document forms a part.

     The following is a summary of material provisions of these warrant agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the warrant agreements and the warrants, including the definitions of terms in the warrant agreements.

PRINCIPAL TERMS OF THE WARRANTS

     In accordance with the terms of the warrant agreements, upon completion of the merger each warrant automatically converted into the right to receive, after payment of the $4.00 exercise price, the portion of the merger consideration attributable to that warrant. The merger consideration consisted of 2.5 shares of Magnum Hunter common stock and $5.20 for each share of Prize common stock. As a result, each warrant now entitles its holder to purchase one-seventh of the per-share merger consideration at an exercise price of $4.00 per warrant. Accordingly, seven warrants must be exercised, at an aggregate exercise price of $28.00, to acquire merger consideration attributable to one share of Prize common stock, or 2.5 shares of Magnum Hunter common stock and $5.20. The exercise price of the warrants and the number of shares of Magnum Hunter common stock issuable upon exercise of the warrants are subject to adjustment as described later in this section. All of these warrants are publicly traded on the American Stock Exchange under the symbol MHR.WS.B.

EXPIRATION DATE

     Unless exercised, the warrants will expire on November 1, 2002.

EXERCISE AND PAYMENT PROCEDURES

     Holders may exercise their warrants by surrendering to American Stock Transfer & Trust Company, the current warrant agent, the warrant certificates evidencing the warrants to be exercised, along with the accompanying election to purchase form, properly completed and executed, and payment of the exercise price. Holders may choose to pay the exercise price by certified or official bank check or bank draft or money order payable to the order of Magnum Hunter. Upon surrender of the warrant certificate and payment of the exercise price, plus any applicable transfer taxes, the warrant agent will deliver or cause to be delivered, to or upon the written order of the holder, stock certificates representing the number of whole shares of our common stock to which such holder is entitled under the warrants and the applicable warrant agreement. The warrant agent will also deliver the amount of cash consideration, equaling $5.20 for every seven warrants exercised, payable by virtue of the merger and, if applicable, any cash payment to adjust for fractional shares of common stock issuable upon the exercise. If less than all of the warrants evidenced by a warrant certificate are exercised, the warrant agent will issue a new warrant certificate for the unexercised warrants.

FRACTIONAL SHARES WILL NOT BE ISSUED

     We will not issue any fractional shares of common stock upon exercise of the warrants. When a warrantholder exercises warrants that are not exercisable for a whole number of shares of common stock, we will pay to the warrantholder an amount in cash equal to the fractional value of one share of Magnum Hunter common stock, as determined in the merger agreement. The value of the Magnum Hunter shares was established as $7.52, the average of the closing prices on the American Stock Exchange during the 20 trading day period ending on the fourth trading day prior to the merger.

WARRANTHOLDERS DO NOT HAVE COMMON STOCKHOLDER RIGHTS

     The holders of the warrants will have no right to vote on matters we submit to our stockholders and will have no right to receive dividends, unless such warrantholders also hold shares of common stock.

THE EXERCISE PRICE IS SUBJECT TO ADJUSTMENT

     The exercise price of the warrants and the number of shares of Magnum Hunter common stock to be received upon exercise of the warrants are subject to adjustment under certain events, including:

     - the payment by us of dividends or other distributions on our common stock in shares of our common stock;

     - the subdivision, split, combination or reclassification of our common stock;

     - the issuance to all or substantially all the holders of our common stock of rights, options or warrants entitling them, for a period expiring within 45 days after the record date to subscribe for or purchase our common stock, or securities convertible into or exchangeable for our common stock, at a price, or having a conversion or exchange price, per share of less than 95% of the then "current market price" per share of common stock on the record date for such event; and

     - the distribution to all or substantially all the holders of our common stock of any debt securities or assets, other than cash dividends, dividends or distributions of our common stock referred to in the bullet points above and dividends on our common stock payable at the option of the holder in cash or shares of our common stock, securities of any class, other than common stock or securities exchangeable for or convertible into common stock, or rights, options or warrants or exchangeable or convertible securities containing the right to subscribe for or purchase common stock, other than those referred to in the bullet point above.

     "Current market price" means, so long as our common stock is listed on a national securities exchange, the average of the daily last reported sale prices over 15 consecutive trading days commencing 20 trading days immediately before the date of determination. If our common stock is not listed on a national securities exchange, then "current market price" means the average of the mean between the closing bid and closing asked prices in the over-the-counter market as reported by Nasdaq or, if not so reported, then by The National Quotation Bureau, Inc. or an equivalent reporting service, for the 15 consecutive trading days commencing 20 trading days immediately before the date of determination.

     Each warrant shall be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which the holder would have been entitled, had the holder exercised his or her warrants immediately prior to any:

     - sale of all or substantially all of our properties and assets;

     - merger, consolidation or amalgamation of our company with any other entity;

     - capital reorganization; or

     - reclassification of our common stock.

In addition, the entity formed by or surviving any merger, consolidation or amalgamation, if other than Magnum Hunter, or to which the sale shall have been made, must assume all of our obligations under the warrant agreements and the warrants.

WE HAVE RESERVED SUFFICIENT SHARES

     We have authorized and reserved for issuance the number of shares of our common stock that will be issuable upon the exercise of all outstanding warrants. These shares of common stock, when paid for and issued upon exercise of the warrants, will be duly and validly issued, fully paid and nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests.

WE MAY AMEND THE WARRANT AGREEMENTS

     From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreements in order to:

     - cure any ambiguity;

     - correct or supplement any provision of the warrant agreements which may be defective or inconsistent with any other provisions; or

     - make any other provisions in regard to matters or questions arising under the warrant agreements deemed necessary or desirable that do not adversely affect the rights of any holder.

ADDITIONAL OUTSTANDING WARRANTS

     As of March 13, 2002, we had outstanding warrants covering an aggregate of 644,749 shares of our common stock that were issued to our officers and directors with an exercise price of $6.75 per share. These warrants expire December 31, 2003. Additionally, we have approved the distribution to our stockholders of record on January 10, 2002, of warrants to purchase 7,228,457 shares of our common stock at an exercise price of $15.00 per share and expiring three years from the date of distribution.

     In addition to the Prize warrants discussed in this document, Prize also had outstanding as of March 13, 2002, 150,000 warrants exercisable for up to 53,573 shares of our common stock. As a result of the merger with Prize, each of these additional 150,000 warrants became exercisable for the merger consideration consisting of 2.5 shares of Magnum Hunter common stock plus $5.20. These warrants are held by one holder, have an adjusted exercise price of approximately $2.585 per warrant, or an aggregate exercise price of $18.097 for the merger consideration attributable to one share of Prize common stock, and expire on June 30, 2002. The exercise price of these warrants and the number of shares of Magnum Hunter common stock issuable upon exercise are subject to adjustment in the event of stock dividends, stock splits, reclassifications and other events.

                                USE OF PROCEEDS

     We will receive proceeds of $28.00 for every seven warrants that are exercised or total gross proceeds of approximately $47.2 million, less approximately $8.8 million for the cash consideration in the merger payable by us on exercise of the warrants, for total net proceeds to us of approximately $38.5 million, if all 11,811,073 Prize warrants are exercised. Because it would not make sense to exercise a warrant until the price of our common stock exceeds at least $9.12 per share, we do not know when or if we will receive any proceeds from the exercise of these warrants or the amount of any such proceeds. To the extent we do receive proceeds from the exercise of these warrants, we anticipate that the net proceeds will be used for general corporate purposes, which may include, but not be limited to, payments on or refinancings of indebtedness, working capital, capital expenditures and acquisitions.

                             SELLING WARRANTHOLDERS

     The following table sets forth information, with respect to the selling warrantholders, the number of resale warrants and shares of our common stock beneficially owned by the selling warrantholders and the number of resale warrants, and shares of our common stock for which such resale warrants are exercisable, that may be offered and sold under this document based on information provided by American Stock Transfer & Trust Company as of March 1, 2002. The number of shares of our common stock set forth below for each selling warrantholder includes the shares that are issuable as a result of the merger with Prize, assuming each selling warrantholder continued to own the shares of Prize common stock, if any, that he or she owned on March 1, 2002, and the shares to be issued upon full exercise of his or her resale warrants. The percent of beneficial ownership is based on 74,253,688 shares of our common stock outstanding on a pro forma basis as of March 1, 2002, after giving effect to the merger with Prize and the exercise of all Prize warrants, assuming no other issuances. The following table does not include any information with respect to the non-resale warrants. See "Plan of Distribution."

     Under this document, the holders of 9,164,038 warrants may offer and sell their warrants or the shares of our common stock for which such warrants are exercisable. Because the selling warrantholders may, under this document, offer all or some portion of their warrants for sale, no estimate can be given as to the number of warrants or shares of common stock issuable upon exercise of such warrants that will be held by the selling warrantholders upon completion of any sales. In addition, the selling warrantholders below may have sold, transferred or otherwise disposed of all or any portion of their warrants since March 1, 2002, the date as of which the information set forth below is provided, or the selling warrantholders may own non-resale warrants or additional securities of Magnum Hunter and Prize in street name. See "Plan of Distribution."

                                              SECURITIES BENEFICIALLY OWNED PRIOR TO OFFERING
                                    --------------------------------------------------------------------
                                          RESALE WARRANTS                      COMMON STOCK
                                    ----------------------------   -------------------------------------
                                        NUMBER                     NUMBER OF
                                      OWNED PRIOR     NUMBER TO     SHARES     TOTAL NUMBER OF   PERCENT
NAME OF SELLING WARRANTHOLDER       TO THE OFFERING   BE OFFERED    OFFERED    SHARES OWNED(1)    OWNED
-----------------------------       ---------------   ----------   ---------   ---------------   -------
Natural Gas Partners III,
  L.P.(2).........................     3,521,841      3,521,841    1,257,800      1,257,800        1.7
Natural Gas Partners II,
  L.P.(2).........................     2,576,760      2,576,760      920,271        920,271        1.2
Steven D. Gray(3).................       632,838        632,838      226,014        226,014          *
C. Randall Hill(3)................       625,038        625,038      223,228        223,228          *
Thomas O. Hicks...................       185,746        185,746       66,338        158,553          *
Sam R. Brock......................       181,250        181,250       64,732         64,732          *
Darrell M. Dillard................       181,250        181,250       64,737         64,737          *
Robert R. Donnelly................       181,250        181,250       64,732         64,732          *
Wayne M. Whitaker.................       181,250        181,250       64,732         64,732          *
Marilyn D. Wade...................       143,500        143,500       51,250         51,250          *
John Q. Adams(3)..................       126,875        126,875       45,313         45,313          *
John R. Muse......................       123,822        123,822       44,222         44,222          *
Jack D. Furst.....................       123,822        123,822       44,222         44,222          *
Warren L. Gray....................        61,899         61,899       21,107         21,107          *
TOH, Jr. Ventures, Ltd............        46,431         46,431       16,583         39,633          *
Mack H. Hicks 1984 Trust..........        46,431         46,431       16,583         16,583          *
John A. Hicks 1984 Trust..........        46,431         46,431       16,583         39,633          *
Robert R. Hicks 1984 Trust........        46,431         46,431       16,583         39,633          *
Lawrence D. Stuart, Jr. ..........        30,987         30,987       11,067         11,067          *
R. Scott Cohen....................        24,774         24,774        8,848          8,848          *
D. Keith Mills....................        21,466         21,466        7,666          7,666          *

                                              SECURITIES BENEFICIALLY OWNED PRIOR TO OFFERING
                                    --------------------------------------------------------------------
                                          RESALE WARRANTS                      COMMON STOCK
                                    ----------------------------   -------------------------------------
                                        NUMBER                     NUMBER OF
                                      OWNED PRIOR     NUMBER TO     SHARES     TOTAL NUMBER OF   PERCENT
NAME OF SELLING WARRANTHOLDER       TO THE OFFERING   BE OFFERED    OFFERED    SHARES OWNED(1)    OWNED
-----------------------------       ---------------   ----------   ---------   ---------------   -------
Russell H. Wickman(3).............        16,824         16,824        6,009          6,009          *
Jerred G. Blanchard, Jr. .........        12,374         12,374        4,419          4,419          *
John P. Lewis.....................        12,374         12,374        4,419          4,419          *
Kaitrin Roberts Trust.............         4,125          4,125        1,473          1,473          *
John Roberts Trust................         4,125          4,125        1,473          1,473          *
Kara Roberts Trust................         4,124          4,124        1,473          1,473          *
                                       ---------      ---------    ---------      ---------        ---
  TOTAL...........................     9,164,038      9,164,038    3,270,877      3,432,242        4.6
                                       =========      =========    =========      =========        ===

---------------

 *  Less than 1%

(1) The total number of shares of common stock owned includes all shares of common stock of Magnum Hunter owned as of March 1, 2002 assuming the merger with Prize had been completed or which may be acquired by each selling warrantholder by exercising his or her resale warrants.

(2) David R. Albin and Kenneth A. Hersh, each a director of Prize prior to its merger with Magnum Hunter, constitute two of the four managing members of each entity that serves as the ultimate general partner of Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. They each also own interests in these Natural Gas Partners partnerships.

(3) Prior to the consummation of Prize's acquisition of Vista Energy Resources, Inc. on February 8, 2000, these individuals served Vista Energy Resources in the following capacities:

NAME                                                            POSITION
----                                                            --------
C. Randall Hill...........................  Chief Executive Officer, Chief Financial Officer
                                            and Chairman of the Board
Steven D. Gray............................  President, Chief Operating Officer and Director
John Q. Adams.............................  Director
Russell H. Wickman........................  Land Manager

                              PLAN OF DISTRIBUTION

DISTRIBUTION OF RESALE WARRANTS AND COMMON STOCK ISSUED TO THE HOLDERS OF RESALE WARRANTS

     The resale warrants and shares of our common stock issuable upon exercise of any resale warrants, which we collectively refer to as the "resale securities" in this document, may be sold from time to time by their holders, or by their donees or pledgees selling any resale securities received after the date of this document, subject to restrictions, on any stock exchange or automated interdealer quotation system on which the resale securities are listed, in privately negotiated transactions or otherwise. The resale securities may be sold at market prices prevailing at the time of sale, at prices related to prevailing market prices, at fixed prices that may be changed or at prices otherwise negotiated. The resale securities may be sold by one or more of the following methods, without limitation:

     - block trades in which the broker or dealer so engaged will attempt to sell the resale securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this document;

     - an exchange distribution in accordance with the rules of any stock exchange on which the resale securities are listed;

     - ordinary brokerage transactions and transactions in which the broker solicits purchases;

     - privately negotiated transactions;

     - short sales;

     - through the writing of options on the resale securities, whether or not the options are listed on an options exchange;

     - through the distribution of the resale securities by the holder of resale securities to its partners, members, or stockholders;

     - one or more underwritten offerings on a firm commitment or best efforts basis; and

     - any combination of any of these methods of sale.

     Holders may also transfer their resale securities by gift. We do not know of any arrangements by the holders of resale securities for the sale of any of the resale securities.

     Holders may effect these transactions by selling their resale securities directly to purchasers or through or to brokers or dealers, who may receive compensation in the form of discounts, concessions or commissions from such holders, and/or from the purchasers of the resale securities for whom they may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). Any brokers and dealers engaged by the holders of resale securities may arrange for other brokers or dealers to participate in effecting sales of the resale securities. These brokers or dealers may act as principals, or as agents of such holders. Broker-dealers may agree with any holder of resale securities to sell a specified number of resale securities at a stipulated price per resale security. If the broker-dealer is unable to sell the resale securities acting as agent for such holders, it may purchase as principal any unsold resale securities at the stipulated price. Broker-dealers who acquire resale securities as principals may then resell the resale securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which such resale securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

     Upon our being notified by a holder of resale securities that any material arrangement has been entered into with a broker-dealer for the sale of any of the resale securities offered by this document through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, to the extent required a prospectus supplement will be filed that will set forth the specific resale securities to be sold and the terms of the offering, including the name or names of any underwriters or dealer-agents, any discounts, commissions and other items constituting compensation from such holders and any discounts, commission or concessions allowed or reallowed or paid to dealers. In addition, upon our being notified that a donee or pledgee intends to sell more than 500 warrants, we will file a prospectus supplement, if required.

     Any of the resale securities covered by this document which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this document.

     We cannot assure you that the holders of resale securities will sell any or all of the resale securities offered by them under this document.

     Holders of resale securities may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the resale securities in the course of hedging the positions they assume with such holder, including, without limitation, in connection with distributions of the resale securities by those broker-dealers. A holder of resale securities may enter into option or other transactions with broker-dealers that involve the delivery of the resale securities offered by this document to the broker-dealers, who may then resell or otherwise transfer those resale securities pursuant to this document, as supplemented or amended to reflect the transaction. In addition a holder of resale securities may, from time to time, sell his or her resale securities short, and, in those instances, this document may be delivered in connection with the short sales and the resale securities offered under this document may be used to cover short sales. Holders of resale securities may also pledge the resale securities offered by this document to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the resale securities pursuant to this document (if required, as supplemented or amended to reflect the transaction).

     We will pay all fees and expenses incident to the preparation and filing of the registration statement and this document, including legal and accounting fees and expenses and any printing expenses, except for transfer taxes payable on the sale of the resale securities and the fees and expenses of any holders' counsel and accountants. All underwriting discounts and any selling commissions payable with respect to sales of the resale securities will be paid by the holders of the resale securities. We will receive no part of the proceeds from sales of the resale securities, however, we will receive all proceeds related to the exercise of such warrants. See "Use of Proceeds."

     The holders of the resale securities and any broker-dealer acting in connection with the sale of the resale securities offered by this document may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the resale securities by them, may be deemed to be underwriting commissions or discounts under the Securities Act. We have advised the holders of the resale securities that the anti-manipulation rules of Regulation M promulgated by the SEC may apply to their sales in the market and have informed them that they will be subject to the prospectus delivery requirements of the Securities Act which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act. The holders of the resale securities may agree to indemnify any agent, broker or dealer that participates in transactions involving sales of the resale securities against liabilities, including liabilities under the Securities Act.

DISTRIBUTION OF COMMON STOCK

     All 4,218,241 shares of our common stock offered by this document will be sold, if at all, by us directly to warrantholders in connection with their exercise of such warrants.

LISTING OF THE COMMON STOCK AND THE PRIZE WARRANTS ON THE AMERICAN STOCK
EXCHANGE

     All 11,811,073 Prize warrants, along with the shares of our common stock, are listed on the American Stock Exchange. We cannot provide you with any assurance that any liquid trading market will develop for the Prize warrants or, if developed, that it will be sustained.

     If you have any questions, you should contact Morgan F. Johnston of Magnum Hunter at the telephone number and address on page Q-3.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the material United States federal income tax considerations to you of exercising your Prize warrants, transferring your Prize warrants and allowing your Prize warrants to expire without exercise. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete discussion of all federal income tax consequences of owning the warrants, and, in particular, may not address federal income tax consequences applicable to holders of the warrants subject to special treatment under federal income tax law. In addition, this summary does not address the tax consequences of owning the warrants under applicable state, local or foreign tax laws. This discussion assumes that the warrants and common stock issued to you as a result of the exercise of the warrants constitute capital assets.

     THIS DISCUSSION IS INCLUDED FOR YOUR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF EXERCISING THE WARRANTS, TRANSFERRING THE WARRANTS AND

ALLOWING THE WARRANTS TO EXPIRE WITHOUT EXERCISE IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

TAXATION OF U.S. WARRANTHOLDERS

     The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to U.S. warrantholders. For purposes of this summary, the term "U.S. warrantholder" means a warrantholder who for United States federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation or other entity (other than a partnership) created or organized under the laws of the United States or of any political subdivision thereof;

     - an estate, the income of which is subject to United States federal income taxation regardless of its source;

     - a trust (i) whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust, or
       (ii) which has elected to be treated as a "United States person" pursuant to applicable Treasury regulations; or

     - a person whose worldwide income or gain is otherwise subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income taxation on a net income basis.

     TAX BASIS AND HOLDING PERIOD OF WARRANTS. Your tax basis in each warrant will be equal to the tax basis, if any, you had in such warrant immediately after the merger. Your holding period for a warrant will include the holding period for such warrant immediately after the merger.

     EXPIRATION OF WARRANTS. Generally, no gain or loss is recognized upon the expiration of a warrant. However, if you have tax basis in a warrant, for example, because you purchased the warrant, recognized income at the time you acquired the warrant or acquired the warrant in a carryover basis transaction, and you allow a warrant to expire without exercise, the expiration will be treated as a sale or exchange of the warrant, and you will recognize a capital loss equal to the amount of your tax basis in the lapsed warrant. Any capital loss recognized will be a long term capital loss if the holding period of the warrant exceeds one year.

     TRANSFER OF WARRANTS. If you sell any of your warrants, you will recognize gain or loss equal to the difference between the sales proceeds and your tax basis, if any, in the warrants sold. If your holding period for the warrants is more than one year, such gain or loss generally will be long-term capital gain or loss.

     EXERCISE OF WARRANTS. Generally, no gain or loss is recognized on the exercise of a warrant because such exercise results only in the issuance of a security. In the case of the exercise of the Prize warrants, however, you will receive both shares of common stock and cash. Although no clear answer exists, arguably the cash received should be treated as a reduction in the exercise price. In that event, you would recognize no gain or loss on the exercise of the warrant and the tax basis in the shares of common stock received by you on the exercise would be equal to the sum of your tax basis, if any, in the warrant exercised and the price paid for those shares less the amount of cash received by you on the exercise. The Internal Revenue Service, however, may assert that you have a taxable event as a result of the exercise, and that you must recognize income equal to the lesser of the gain realized on the exercise and the amount of cash received on the exercise. Arguably, any such recognized income should be treated as a capital gain, and your tax basis in the shares of common stock received by you on the exercise would be equal to (x) the sum of your tax basis, if any, in the warrant exercised, the price paid for those shares and the recognized gain less (y) the amount of cash received by you on the exercise of the warrant. The holding period of the shares of common stock purchased through the exercise of warrants will begin on the date that you exercise your warrants. If you receive cash in lieu of a fractional share of common stock on the exercise of a warrant, you may be required to recognize income with respect to some or all of such cash.

     ADJUSTMENTS. Under Section 305 of the Internal Revenue Code, you may be treated as receiving a deemed distribution of stock if the number of shares of common stock which you may acquire by exercising your warrant is adjusted or if the exercise price of your warrants is adjusted and the adjustment increases your proportionate interest in our earnings and profits or assets. However, an adjustment made pursuant to a bona fide formula that has the effect of preventing dilution of the interest of the warrantholders generally will not result in a deemed distribution. The warrants have certain provisions allowing for a reduction in the exercise price of the warrants. Any such reduction is expected to be treated as a deemed distribution of stock to the warrantholders. Such a distribution may be treated as a distribution under Section 301 of the Internal Revenue Code. In such a case, the distribution would be taxable as a dividend to the extent of our current and accumulated earnings and profits in the year of the distribution, then as a tax-free return of capital to the extent of the holder's basis in the warrant and thereafter as capital gain from the sale or exchange of such warrant. Whether or not the distribution is treated as a distribution under Section 301 of the Internal Revenue Code will depend, in part, on the facts surrounding the distribution, including whether we pay cash dividends or make other Section 301 distributions within 36 months of the distribution.

     INFORMATION REPORTING AND BACKUP WITHHOLDING. In general, information reporting requirements may apply to dividend payments on common stock received when you exercise your warrants and to payments on the proceeds of a sale of the warrants or common stock. A 30% (or lesser percent for years after 2002) backup withholding tax may apply to these payments unless you:

     - are a corporation or come within certain other exempt categories and, when required, demonstrate your exemption, or

     - provide a correct taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the requirements of the backup withholding rules.

     In addition, if shares of the common stock you acquire when you exercise your warrants are sold to, or through, a "broker," the broker may be required to withhold 30% (or lesser percent for years after 2002) of the entire sales price, unless either:

     - the broker determines that you are a corporation or other exempt recipient or

     - you provide, in the required manner, certain identifying information. This type of sale must also be reported by the broker to the Internal Revenue Service, unless the broker determines that you are an exempt recipient. The term "broker" as defined in the Treasury regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

     Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

TAXATION OF NON-U.S. WARRANTHOLDERS

     The following discussion is limited to the United States federal income tax consequences relevant to a warrantholder who is not a U.S. warrantholder.

     TRANSFER OF WARRANTS OR COMMON STOCK. You generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of the warrants or the shares of common stock unless:

     - the gain is effectively connected with the conduct of your United States trade or business;

     - if you are an individual, you are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the transfer and certain other circumstances are present;

     - you are subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain U.S. expatriates; or

     - the gain is subject to tax under Section 897 of the Internal Revenue Code regarding "United States real property interests."

     In the case of certain publicly traded companies, such as Magnum Hunter, the rules applicable to U.S. real property interests apply only in the case of a "5% owner," that is, a person who, at some time during the shorter of the period during which the taxpayer held such interest or the five-year period ending on the date of the disposition of such interest, held or was deemed to hold more than 5% of such stock. Thus, unless you are a 5% owner, you should not be subject to United States federal income tax or withholding tax under Section 897 of the Internal Revenue Code on the amount of gain you realize on the sale or exchange of the warrants or the common stock. If you are subject to United States federal income tax or withholding tax under another exception, you will be subject to the rules discussed in the section above entitled "Taxation of U.S. Warrantholders," except for certain rules related to dividends and branch profits tax discussed below.

     DIVIDENDS ON COMMON STOCK. Generally, dividends received by you with respect to the common stock you receive when you exercise your warrants will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend. This rate may be reduced by an applicable income tax treaty and compliance with certain requirements that document your entitlement to the benefits of the treaty. If the dividends are effectively connected with the conduct of a U.S. trade or business by you, the dividends will be taxed at the graduated rates applicable to U.S. citizens, resident aliens, and domestic corporations and would not be subject to United States withholding tax if you give an appropriate statement to the withholding agent prior to payment of the dividend. Certain Treasury regulations provide alternative methods for establishing exemptions from or reductions of withholding on payments to foreign persons, including exemptions for payments through certain qualified intermediaries.

     BRANCH PROFITS TAX. If you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or lower treaty rate on dividends or capital gains that are effectively connected to the conduct of a U.S. trade or business. You should consult applicable income tax treaties, which may include different rules, subject to compliance with certain requirements that document your entitlement to treaty benefits.

     INFORMATION REPORTING AND BACKUP WITHHOLDING. Backup withholding, which generally is a withholding tax imposed at the rate of 30% (or lesser percent for years after 2002) on payments to persons that fail to furnish certain required information, and information reporting will not apply to payments of dividends or payments made of the proceeds from the disposition of warrants or common stock to or through the U.S. office of any broker if you certify to your non-U.S. status under penalties of perjury or otherwise establish an exemption. This assumes that the payor does not have actual knowledge that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

     We must report annually to the Internal Revenue Service and to each of you any dividends that are subject to withholding or that are exempt from U.S. withholding tax. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which you reside.

     Any amounts withheld under the backup withholding rules from a payment to you generally should be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite procedures are followed.

TAXATION OF MAGNUM HUNTER RESOURCES, INC.

     We will not recognize any gain, other income or loss upon the lapse of the warrants, or the receipt of payment for shares of common stock upon exercise of the warrants.

                         MAGNUM HUNTER AFTER THE MERGER

     Magnum Hunter remains an independent, but substantially larger company headquartered in Irving, Texas following its merger with Prize. Our principal activity continues to be the exploration, acquisition, development and production of crude oil and natural gas. In addition, we continue to gather, transmit and market natural gas, and also to manage and operate producing oil and gas properties for third-parties on a contract basis.

BENEFITS OF THE MERGER

     The combination of Magnum Hunter and Prize created a mid-size independent oil and gas exploration and production company in terms of market capitalization, total proved reserves and annual production. We expect the merger to provide us with the following advantages:

     LARGER AND MORE DIVERSIFIED ASSET BASE. At year-end 2000, Magnum Hunter and Prize combined would have had aggregate total proved reserves of approximately 960 Bcfe with a reserve to production ratio of approximately 12 years. On an energy equivalent basis, about 55% of these reserves were natural gas and 45% were oil and natural gas liquids. These reserves are concentrated in four primary operating areas: the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle, the onshore region of South Texas and Louisiana, and offshore Gulf of Mexico. In addition to the proved oil and gas properties, the combined company would have had approximately 234,000 net acres of exploration acreage at year-end 2001.

     The merger should also cause Magnum Hunter to have substantial increases in oil and natural gas production from the combined company's reserve base and mineral acreage ownership position. Assuming the merger was effective January 1, 2001, our average net daily production for the nine months ended September 30, 2001 would have been 232 MMcfe.

     INCREASED FINANCIAL STRENGTH AND FLEXIBILITY. At March 13, 2002 the combined equity market capitalization of Magnum Hunter and Prize would have been approximately $561.7 million. Accordingly, we believe that we will have greater access to capital than either Magnum Hunter or Prize had alone. In addition, we believe that we will have an enhanced ability to pursue acquisitions and to participate in further consolidation opportunities among independent exploration and production companies.

     COST SAVINGS. We expect the merger to result in $8 million to $10 million in annual cost savings for the combined company due to reduced operating and general and administrative expenses. We plan to consolidate the corporate headquarters and selected field offices of Magnum Hunter and Prize, eliminate duplicate staff and expenses, achieve purchasing synergies and implement other cost saving measures.

     IMPROVED CAPITAL EFFICIENCIES. We plan to pursue the best exploration opportunities available to the combined company and to focus on exploitation projects with the highest potential rates of return. In addition, we believe that we will be better able to pursue and accelerate development, exploitation, and exploration opportunities in our inventory due to our enhanced financial strength. As a result, we believe that we now have the potential for greater returns on capital employed than either Magnum Hunter or Prize could achieve alone.

     GREATER HUMAN AND TECHNOLOGICAL RESOURCES. We will have significant expertise with regard to various oilfield technologies, including new vintage 3-D seismic interpretation capabilities, enhanced oil recovery, deep onshore natural gas drilling, shallow offshore drilling and other exploration, production and processing technologies. With the addition of Prize's resources, we expect to have an enhanced ability to acquire, explore for, develop and exploit oil and natural gas reserves domestically both onshore and offshore.

BUSINESS STRATEGY

     Our overall strategy is to increase our reserves, production, cash flow and earnings utilizing a properly balanced program of:

     - selective exploration;

     - the exploitation and development of acquired properties; and

     - strategic acquisitions of additional proved reserves.

     The following are key elements of our strategy:

     EXPLORATION. We plan to continue to participate in drilling Gulf of Mexico exploratory wells in an effort to add shorter-lived, higher output production to our reserve mix. The continued use of 3-D seismic information as a tool in our exploratory drilling in the Gulf of Mexico will be significant. We have recently built a substantial inventory of undrilled offshore lease blocks and have acquired the related 3-D seismic information. We will also attempt to align ourselves with other active Gulf of Mexico industry partners who have similar philosophies and goals with respect to a "fast track" program in placing new production online. This typically involves drilling wells near existing infrastructure such as production platforms, facilities and pipelines. We also maintain an active onshore exploration program primarily concentrated in West Texas and Southeastern New Mexico where we have various other operations. From time to time, we participate in higher risk new exploration projects generated by third parties in areas along the Gulf Coast of Texas and Louisiana.

     EXPLOITATION AND DEVELOPMENT OF EXISTING PROPERTIES. As a result of the merger with Prize, we now have a substantial inventory of over 1,000 development/exploitation projects which include development drilling, workovers and recompletion opportunities. We will continue to seek to maximize the value of our existing properties through development activities including in-fill drilling, waterflooding and other enhanced recovery techniques. Typically, our exploitation projects do not have significant time limitations due to the existing mineral acreage being held by current production. By operating substantially all of our properties, our management is provided maximum flexibility with respect to the timing of capital expended to develop these opportunities.

     PROPERTY ACQUISITIONS. Although we currently have an extensive inventory of exploitation and development opportunities, we will continue to pursue strategic acquisitions which fit our objectives of increasing proved reserves in similar geographic regions that contain development or exploration potential combined with maintaining operating control. We plan to continue to pursue an acquisition strategy of acquiring long-lived assets where operating synergies may be obtained and production enhancements either on the surface or below ground may be achieved.

     MANAGEMENT OF OVERHEAD AND OPERATING COSTS. We will continue to emphasize strict cost controls in all aspects of our business and will continue to seek to operate our properties wherever possible. By operating approximately 80% of our properties, on a PV-10 basis, we will generally be able to control direct operating and drilling costs as well as to manage the timing of development and exploration activities. This control also provides greater flexibility as to the timing requirements to fund new capital expenditures. By strictly controlling Magnum Hunter's general and administrative expenses, management strives to maximize its net operating margin.

     EXPANSION OF GAS GATHERING AND PROCESSING OPERATIONS. We have implemented several programs to expand and increase the efficiency of our gas gathering systems and gas processing plants. We will consider opportunities to acquire or develop additional gas gathering and processing facilities that are associated with our current production.

PRO FORMA RESERVES AND PRODUCTION

     Our pre-merger oil and gas interests in the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle and the onshore Gulf Coast area of South Texas and Louisiana were significantly enhanced by Prize's oil and gas interests in those same geographic areas. The merger has resulted in our having a more balanced product mix between oil and gas. As of December 31, 2000 the combined company would have had proved reserves of 71,341 MBbls of oil and 531,638 MMcf of gas (or 65,886 MBbls of oil and 500,293 MMcf of gas using December 31, 2001 commodity prices) with a standardized measure of discounted future net cash flows of $1,926,268,000 at December 31, 2000 (or $612,288,000
using December 31, 2001 commodity prices) on a pro forma basis to take into account the merger. Average daily production for the combined company was 198,353 Mcfe for the year ended December 31, 2000 and 232,410 Mcfe for the nine months ended September 30, 2001 on this pro forma basis.

HEDGING

     Prize carried on more hedging activities than we have historically. These hedging activities, while intended to reduce sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our hedging contracts could fail to perform. Additionally, the fixed price sales and hedging contracts limit the benefits the combined company will realize if actual prices rise above the contract price. We do not have any significant exposure under our existing hedges to the recently announced bankruptcy of Enron.

     The combined company will have a substantial amount of its 2002 and 2003 production hedged at prices which are currently favorable. Listed below is a summary of the combined company's commodity hedge position for 2002, 2003, and 2004 as in place on January 1, 2002. All prices are stated on an approximate NYMEX equivalent basis.

                                                                     WEIGHTED AVERAGE PRICE
                                                                            PER MCF
                                                      DAILY VOLUME   ----------------------
NATURAL GAS                                               MMCF       FLOOR         CEILING
-----------                                           ------------   ------        --------
2002................................................      103        $3.44          $3.63
2003................................................       65        $3.17          $3.59
2004................................................       15        $3.01          $4.21

                                                                     WEIGHTED AVERAGE PRICE
                                                                             PER BBL
                                                      DAILY VOLUME   -----------------------
CRUDE OIL                                                 BBLS        FLOOR         CEILING
---------                                             ------------   --------      ---------
2002................................................     5,750        $23.23         $26.14
2003................................................     1,000        $21.25         $21.25
2004................................................       n/a           n/a            n/a

MANAGEMENT

     Our board of directors, after taking into account the merger, consists of nine directors, seven of whom were directors of Magnum Hunter before the merger and two of whom were directors of Prize. The seven directors of Magnum Hunter who continue to be our directors are Gary C. Evans, Gerald W. Bolfing, Jerry Box, Jim Kneale, Matthew C. Lutz, John H. Trescot, Jr. and James E. Upfield. The two individuals who resigned as directors following the merger are David L. Kyle and Oscar C. Lindemann. The two directors of Prize becoming directors of Magnum Hunter are James R. Latimer III and Robert Kelley. The directors are elected for staggered three-year terms. Gary C. Evans, who served as the chairman of the board, president and chief executive officer of Magnum Hunter prior to the merger, has retained the same positions with the combined company. The principal executive officers of Magnum Hunter prior to the merger with Prize also remain the same. Executive officers are elected by our board of directors and serve at its discretion.

     Set forth below is selected information regarding the directors of Magnum Hunter following the merger.

     Gary C. Evans, age 44, has served as president, chief executive officer and a director of Magnum Hunter since December 1995 and as chairman of Magnum Hunter since September 2001. He has been chairman and chief executive officer of all of the Magnum Hunter subsidiaries since their formation or acquisition. In 1985, Mr. Evans formed the predecessor company, Hunter Resources, Inc., that became Magnum Hunter some ten years later. From 1981 to 1985, Mr. Evans was associated with the Mercantile Bank of Canada where he held various positions including vice president and manager of the Energy Division of the Southwestern United States. From 1978 to 1981, he served in various capacities with National Bank of Commerce including credit manager and credit officer. Mr. Evans serves on the board of directors of Novavax, Inc., an American Stock Exchange listed pharmaceutical company. He additionally serves on the board of the following three private Texas-based companies that Magnum Hunter owns various minority interests in: Swanson Consulting Services, Inc., a geological consulting firm; NGTS, LLC, a natural gas marketing company; and Aurion Technologies, Inc., a company that provides web-enabled automation to the oil and natural gas industry. He also serves as a trustee of TEL Offshore Trust, an OTC-listed oil and gas trust in which Magnum Hunter owns an approximate 42% interest.

     Gerald W. Bolfing, age 72, has been a director of Magnum Hunter since December 1995. Mr. Bolfing was appointed a director of Hunter Resources, Inc. in August 1993. He is an investor in the oil and gas business and a past officer of one of Hunter's former subsidiaries. From 1962 to 1980, Mr. Bolfing was a partner in Bolfing Food Stores in Waco, Texas. Mr. Bolfing was involved in American Service Company in Atlanta, Georgia from 1964 to 1965, and was active with Cable Advertising Systems, Inc. of Kerrville, Texas from 1978 to 1981. He joined a Hunter subsidiary in the well servicing business in 1981 where he remained active until its divestiture in 1992. Mr. Bolfing is on the board of directors of Capital Marketing Corporation of Hurst, Texas.

     Jerry Box, age 62, has served as a director of Magnum Hunter since March 1999. From February 1998 to March 1999, he served in the position of president and chief operating officer and as a director of Oryx Energy Company, now owned by Kerr McGee Corporation. From December 1995 to February 1998, he was executive vice president and chief operating officer of Oryx. From December 1994 through November 1995, he served as executive vice president, exploration and production of Oryx. Previously, he served as senior vice president, exploration and production of Oryx. Mr. Box attended Louisiana Tech University, where he received B.S. and M.S. degrees in geology, and is also a graduate of the Program for Management Development at the Harvard University Graduate School of Business Administration. Mr. Box served as an officer in the U.S. Air Force from 1961 to 1966. Mr. Box is a former member of the Policy Committee of the U.S. Department of the Interior's Outer Continental Shelf Advisory Board, past chairman and vice-chairman of the American Petroleum Institute's Exploration Affairs subcommittee, a former president of the Dallas Petroleum Club and a member of the Independent Petroleum Association of America.

     Robert Kelley, age 56, was a director of Prize from May 2001 until the merger. He is currently president of Kellco Investments Inc., a private investment company. From 1986 through October 2000, Mr. Kelley served as president and chief executive officer of Noble Affiliates, Inc., an independent energy company with domestic and international exploration and production operations. From 1992 through April 2001, Mr. Kelley also served as chairman of the board of Noble Affiliates, and he was a director of Noble Affiliates from 1986 through April 2001. He held various financial and operational positions with Noble Affiliates and its subsidiaries from 1975 until his election as president in 1986. Mr. Kelley also serves as a director of OGE Energy Corp., the parent company of OG&E Electric Services, Oklahoma's largest electric utility; Enogex, Inc., a natural gas pipeline, processing and energy marketing business; Lone Star Technologies, Inc., a leading manufacturer of oilfield tubular products; and Continental Resources, Inc., a privately held exploration and production company active primarily in the Rocky Mountain and Mid-Continent regions of the United States. Mr. Kelley received his B.B.A. from the University of Oklahoma in 1973 and is a certified public accountant.

     Jim Kneale, age 50, has served as a director of Magnum Hunter since September 2000. Mr. Kneale is currently employed by ONEOK, Inc. as senior vice president, chief financial officer and treasurer and has been such since January 2001. He is responsible for the finance, tax and accounting, internal audit and risk control functions for ONEOK. Mr. Kneale joined ONEOK in 1981 as vice president of ONEOK Drilling Company. He became vice president of Energy Companies of ONEOK later in 1981 and was named vice president of accounting for Oklahoma Natural Gas Company, a division of ONEOK, Inc., in 1992. Mr. Kneale became vice president of the Tulsa District of Oklahoma Natural Gas in 1994, vice president for ONEOK Resources in 1996, and president of Oklahoma Natural Gas in 1997. He was elected to the chief financial officer position in 1999. Mr. Kneale is a member of the American Institute of Certified Public Accountants and the Oklahoma Society of CPAs. Mr. Kneale serves on the board of directors of the YMCA of Greater Tulsa, the Tulsa Boys' Home, Tulsa Community College Foundation, and the Advisory Board of the Oklahoma Blood Institute. A certified public accountant, Mr. Kneale received his accounting degree from West Texas A&M University in 1973.

     James R. Latimer III, age 55, was a director of Prize from October 2000 until the merger. Over the past eight years, Mr. Latimer has been the chairman and chief executive officer of Explore Horizons, Incorporated, a privately held exploration and production company based in Dallas, Texas. Previously, Mr. Latimer was co-head of the regional office of what is now The Prudential Capital Group in Dallas, Texas, which handled energy and other financing for The Prudential Insurance Company. In addition, Mr. Latimer's prior experience has included senior executive positions with several private energy companies, consulting with the firm of McKinsey & Co., service as an officer in the United States Army Signal Corps., and several directorships. Mr. Latimer received a B.A. degree in economics from Yale University and an M.B.A. from Harvard University. He is a Chartered Financial Analyst.

     Matthew C. Lutz, age 66, retired as chairman of Magnum Hunter on September 1, 2001 after having served in that capacity since March 1997 and after having previously served as vice chairman of Magnum Hunter from December 1995 to March 1997. Mr. Lutz also previously served as executive vice president of Magnum Hunter from December 1995 to September 2001. Mr. Lutz held similar positions with Hunter Resources, Inc. from September 1993 until October 1996. From 1984 through 1992, Mr. Lutz was senior vice president of exploration and a director of Enserch Exploration, Inc., with responsibility for its worldwide oil and gas exploration and development program. Prior to joining Enserch, Mr. Lutz spent 28 years with Getty Oil Company. He advanced through several technical, supervisory and managerial positions which gave him various responsibilities including exploration, production, lease acquisition, administration and financial planning.

     John H. Trescot, Jr., age 77, has served as a director of Magnum Hunter since June 1997. Mr. Trescot is the principal of AWA Management Corporation, a consulting firm specializing in financial evaluations for companies and entities such as the Overseas Private Investment Corp. Mr. Trescot began his professional career as an engineer with Shell Oil Company. Later, Mr. Trescot joined Hudson Pulp & Paper Corp. (now a part of Georgia-Pacific Corp.) where he served 19 years in various positions in woodlands and pulp and paper, advancing to the position of senior vice president for its Southern Operations. Mr. Trescot then became vice president of The Charter Company, a multi-billion dollar corporation with operations in oil, communications and insurance. In 1979, Mr. Trescot became the chief executive officer of JARI, a timber, pulp and mining operation in the Amazon Basin of Brazil. During 1982-89, while he was the chief executive officer of TOT Drilling Corp., TOT drilled many deep wells in West Texas and New Mexico for major and independent oil companies. Mr. Trescot received his BME degree from Clemson University and his M.B.A. from Harvard University.

     James E. Upfield, age 80, has served as a director of Magnum Hunter since December 1995. Mr. Upfield was appointed a director of Hunter Resources, Inc., in August 1992. Mr. Upfield is chairman of Temtex Industries, Inc., a public company based in Dallas, Texas, that produces consumer hard goods and building materials. In 1969, Mr. Upfield served on a select Presidential Committee serving postal operations of the United States of America. He later accepted the responsibility for the Dallas region, which encompassed Texas and Louisiana. From 1959 to 1967, Mr. Upfield was president of Baifield Industries, Inc. and its predecessor, a company he founded in 1949 which merged with Baifield in 1963. Baifield was engaged in prime government contracts for military systems and sub-systems in the production of high-strength, light-weight metal products.

                  NEW FINANCINGS IN CONNECTION WITH THE MERGER

NEW SENIOR SECURED CREDIT FACILITY

     In connection with our merger with Prize, we established a new senior credit facility secured by the assets of the combined company and on the terms described below.

General

     We originally received a commitment from financial institutions to provide a total of up to $500.0 million of bank financing which would be available to finance the cash component of the merger with Prize, refinance the outstanding indebtedness under the existing credit facilities of both Magnum Hunter and Prize and provide for our ongoing operating and general corporate needs. Upon completing the sale of the senior notes due 2012 and the Prize merger, a new credit facility is being established with an initial borrowing base expected to be $300.0 million (but, in any event, not less than $275.0 million). The new credit facility amends and restates our existing senior credit facility and replaces the existing senior credit facilities of both Magnum Hunter and Prize.

     The new credit facility will mature in three years with no required principal payments until maturity, provided the outstanding principal does not exceed the borrowing base determination established from time-to-time by the lenders. Amounts under the new credit facility may be repaid and reborrowed prior to the final maturity date.

     Availability under the new credit facility is governed by a borrowing base, which is based on the value of certain of our proved reserves of oil and natural gas.

     Bankers Trust Company, a subsidiary of Deutsche Bank AG and an affiliate of Deutsche Banc Alex. Brown Inc., is the administrative agent for the new credit facility; an affiliate of CIBC World Markets Corp. is the syndication agent; and BNP Paribas is the documentation agent.

Guarantees; Security

     All of our existing, wholly owned material subsidiaries, including those added through the Prize merger, other than Hunter Butcher and Bluebird, or any newly formed successor to their assets, are "restricted subsidiaries" under the new credit facility, as will be certain future subsidiaries. These restricted subsidiaries have guaranteed the new credit facility. The new credit facility and related guarantees, and any permitted commodity or interest rate hedging agreements with any new credit facility lender, will be secured by a first priority lien on substantially all assets owned now or in the future by Magnum Hunter and our restricted subsidiaries. We also pledged all of the stock of each of our restricted subsidiaries.

Interest; Fees

     Interest under the new credit facility is payable at rates per annum equal to, at our option (i) a base rate equal to the higher of Bankers Trust Company's prime rate, or the overnight federal funds rate plus 0.5%, plus, in each case, the applicable margin spread; or (ii) the Eurodollar rate plus the applicable margin spread. Unused commitment fees are due quarterly.

     The applicable margin spread and the per annum percentage used to calculate the unused commitment fee will be determined by reference to a pricing schedule which is based upon our usage of our borrowing base under the new credit facility. The applicable margin for Eurodollar loans ranges between 125 basis points and 225 basis points per annum, depending upon the pricing schedule. Undrawn commitment fees generally range between 25 basis points and 37.5 basis points per annum.

     Base rate loans may be prepaid at any time without a premium or penalty. Eurodollar loans may be prepaid prior to the end of the applicable interest period upon our reimbursement of certain breakage costs.

     We have the ability to issue letters of credit under the new credit facility.

Covenants and Events of Default

     The new credit facility contains affirmative and negative covenants customary for agreements of this type, including, among others, covenants restricting our ability to:

     - incur additional indebtedness;

     - create liens on our assets;

     - make certain investments and loans;

     - pay dividends and other distributions;

     - consolidate, merge or sell assets;

     - limitation on hedging activities; and

     - change the character of our business.

     We are also required to comply with certain financial tests and maintain certain financial ratios. These financial tests and ratios include requirements to maintain

     - a maximum leverage ratio;

     - a minimum interest coverage ratio; and

     - a minimum current ratio.

     The new credit facility also includes customary events of default. Events of default under the new credit facility include non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, bankruptcy and insolvency events, cross-defaults and a default in the event of a change of control. An event of default under the new credit facility will permit the lenders to accelerate the maturity of the indebtedness under the facility, and may result in one or more cross-defaults under other indebtedness of Magnum Hunter, including our 10% senior notes due 2007 and our 9.6% senior notes due 2012. Similarly, a default under the indentures governing our 10% senior notes or our 9.6% senior notes due 2012 will constitute an event of default under the new credit facility.

SENIOR NOTES DUE 2012

General

     In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012. These notes are in addition to the $140 million of 10% senior notes due 2007 that we issued in 1997. Interest on the 9.6% senior notes due 2012 will accrue and be payable semiannually in cash. We used the proceeds from this senior notes offering, along with borrowings under the new credit facility, to refinance the outstanding indebtedness under the then existing senior credit facilities of both Magnum Hunter and Prize, fund the cash component of the consideration in our merger with Prize and pay costs and fees associated with the merger.

Certain Covenants

     The indenture governing our new senior notes contains various restrictive covenants that limit our management's discretion in operating our business. In particular, these covenants limit our ability to, among other things:

     - incur additional debt;

     - make restricted payments, including prepaying outstanding debt and paying dividends on, redeeming or repurchasing our capital stock;

     - make investments or acquisitions;

     - have our subsidiaries issue preferred stock;

     - grant liens on assets;

     - sell our assets;

     - engage in transactions with affiliates;

     - conduct any business outside of the oil and natural gas business; and

     - merge, consolidate or transfer substantially all of our assets.

Under some circumstances, including if we fail to meet certain financial tests, the indenture governing the senior notes prohibits us from borrowing the full amount of availability under the new credit facility.

General Description of Notes

     Our 9.6% senior notes due 2012 are unsecured senior obligations of Magnum Hunter ranking pari passu in right of payment to all unsubordinated indebtedness of Magnum Hunter and will rank senior in right of payment to all subordinated indebtedness of Magnum Hunter. Substantially all of our subsidiaries will, and some of our future subsidiaries may, unconditionally guarantee the senior notes. The guarantees will be unsecured senior obligations of the subsidiary guarantors and will rank pari passu in right of payment to all unsubordinated indebtedness of the subsidiary guarantors and will rank senior in right of payment to all subordinated indebtedness of the subsidiary guarantors. However, the senior notes will be effectively subordinated to secured indebtedness of Magnum Hunter and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness. As of September 30, 2001, on a pro forma basis after giving effect to the merger and the consummation of the financings relating to the merger, the combined company would have had approximately $169.9 million of secured indebtedness outstanding.

Redemption

     Our new senior notes will be redeemable, at Magnum Hunter's option, in whole at any time or in part from time to time, on and after March 15, 2007, upon not less than 30 nor more than 60 days' notice, at various redemption prices as provided in the indenture.

     At any time, or from time to time, on or prior to March 15, 2005, Magnum Hunter may also, at its option, use all or a portion of the net cash proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the senior notes at a redemption price equal to 109.6% of the aggregate principal amount of the senior notes to be redeemed, plus accrued interest, if any, to the date of redemption; provided, that:

     - at least 65% of the aggregate principal amount of the senior notes issued under the indenture remain outstanding immediately after giving effect to any such redemption; and

     - Magnum Hunter makes such redemption not more than 60 days after the completion of any such equity offering.

Change of Control

     The indenture provides that upon the occurrence of a change of control, each senior note holder will have the right to require Magnum Hunter to purchase all or a portion of such holder's senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

Events of Default

     The following events will be defined in the indenture as "events of default:"

     - the failure to pay interest on any senior notes when they become due and payable and the default continues for a period of 30 days;

     - the failure to pay the principal on any senior notes, when the principal becomes due and payable, at maturity, upon redemption or otherwise, including the failure to make a payment to purchase any senior notes tendered pursuant to a change of control event;

     - a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after Magnum Hunter receives written notice specifying the default from the trustee or the holders of at least 25% of the outstanding principal amount of the senior notes.

     - a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of Magnum Hunter or of any restricted subsidiary of Magnum Hunter, or the payment of which is guaranteed by Magnum Hunter or any restricted subsidiary, aggregating at least $10 million, which default:

       - is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness after any applicable grace period provided in such indebtedness on the date of such default; or

       - results in the acceleration of such indebtedness prior to its express maturity;

     - one or more judgments in an aggregate amount in excess of $10 million, unless covered by insurance by a reputable insurer as to which the insurer has not disclaimed coverage, shall have been rendered against Magnum Hunter or any of its restricted subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

     - certain events of bankruptcy affecting Magnum Hunter or any of its significant subsidiaries; or

     - any of the guarantees ceases to be in full force and effect or any of the guarantees is declared to be null and void or invalid and unenforceable or any of the subsidiary guarantors denies or disaffirms its liability under its guarantees.

     The indenture provides that, if an event of default shall occur and be continuing, the trustee or the senior note holders of at least 25% in principal amount of outstanding senior notes may declare the senior notes to be due and payable, provided that any event of default resulting from the bankruptcy of Magnum Hunter or any of our significant subsidiaries shall immediately cause all senior notes to be due and payable.

     Senior note holders of a majority in principal amount of the senior notes may rescind and cancel any declaration of acceleration and its consequences, under certain circumstances.

Legal Defeasance and Covenant Defeasance

     Magnum Hunter may, at its option and at any time, elect to have its obligations and the corresponding obligations of the subsidiary guarantors discharged with respect to the outstanding senior notes, which we refer to in this document as "legal defeasance".

     In addition, Magnum Hunter may, at its option and at any time, elect to have its obligations released with respect to some of the covenants that are described in the indenture, which we refer to in this document as "covenant defeasance", and thereafter any omission to comply with such obligations shall not constitute a default or event of default with respect to the senior notes.

     In order to exercise either legal defeasance or covenant defeasance, Magnum Hunter must irrevocably deposit with the trustee, in trust, for the benefit of the senior note holders cash in United States dollars, non-callable United States government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the senior notes on the stated date for payment thereof or on the applicable redemption date, as the case may be and such other documents, opinions and agreements as set forth in the indenture;

Satisfaction and Discharge

     The indenture will be discharged as to all outstanding senior notes when:

     - either:

       - all of the senior notes have been delivered to the trustee for cancellation; or
       - all senior notes not delivered to the trustee for cancellation have become due and payable and Magnum Hunter has irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the senior notes; or

     - Magnum Hunter has paid all other sums payable under the indenture by Magnum Hunter.

Modification of the Indenture

     From time to time, Magnum Hunter, the subsidiary guarantors and the trustee, without the consent of the senior note holders, may amend the indenture for specified purposes, including curing ambiguities, defects or inconsistencies, to comply with any requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act or to make any change that would provide any additional benefit or rights to the senior note holders or that does not adversely affect the rights of any senior note holder.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the American Stock Exchange under the symbol "MHR." The following table shows the quarterly high and low sales price per share for our common stock for the periods indicated.

                                                               HIGH       LOW
                                                              -------    ------
2000
  First quarter.............................................  $  4.125   $ 2.50
  Second quarter............................................     6.6875    3.00
  Third quarter.............................................     9.375     5.75
  Fourth quarter............................................    11.00      6.50

2001
  First quarter.............................................    13.90     10.11
  Second quarter............................................    12.48      8.11
  Third quarter.............................................     9.69      7.70
  Fourth quarter............................................    11.30      7.53

2002
  First quarter (through March 13, 2002)....................     8.40      6.65

     On March 13, 2002 the last reported sale price of the common stock on the American Stock Exchange was $8.02 per share. As of March 1, 2002, there were 3,244 record holders of Magnum Hunter common stock.

     We have never paid cash dividends. Our management intends to retain all available earnings for use in our business and does not anticipate paying any cash dividends on our common stock at any time in the foreseeable future. In addition, our ability to pay cash dividends is and will continue to be restricted by the covenants related to our debt.

        UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited condensed pro forma consolidated balance sheet as of September 30, 2001 and the unaudited condensed pro forma consolidated income statements for the nine months ended September 30, 2001 and for the year ended December 31, 2000, are based on the historical consolidated financial statements of Magnum Hunter and Prize, adjusted to give effect to the merger and the related financings, including the issuance of $300 million of 9.6% senior notes due 2012, borrowings under the new credit facility and the application of estimated net proceeds therefrom.

     The historical balance sheet and results of operations information for Magnum Hunter has been derived from Magnum Hunter's audited and unaudited consolidated financial statements for the periods presented, which are incorporated by reference in this document. The historical balance sheet and results of operations information for Prize has been derived from Prize's audited and unaudited consolidated financial statements for the periods presented, which are incorporated by reference in this document. The unaudited condensed pro forma consolidated balance sheet has been prepared assuming the merger was consummated on September 30, 2001. The unaudited condensed pro forma consolidated income statements have been prepared assuming that the merger was consummated on January 1, 2000. The pro forma adjustments are described in the accompanying notes and are based upon available information and current assumptions.

     The unaudited condensed pro forma consolidated financial statements do not purport to represent what the financial position or results of operations of Magnum Hunter actually would have been had the merger occurred on the dates indicated or to project Magnum Hunter's financial position or results of operations for any future date or period. Furthermore, the unaudited condensed pro forma consolidated financial statements do not reflect any cost savings or other synergies which may result from the merger or any other changes which may occur as the result of post-combination activities and other matters. In addition, the unaudited condensed pro forma consolidated income statements exclude non-recurring charges directly attributable to the merger that will be charged to operations in the first quarter of 2002.

     The unaudited condensed pro forma consolidated financial statements and the related notes should be read in conjunction with the historical consolidated financial statements of Magnum Hunter, including the related notes, and the historical consolidated financial statements of Prize, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Magnum Hunter and Prize, all of which are incorporated by reference in this document.

                         MAGNUM HUNTER RESOURCES, INC.

          UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 2000

                                          MAGNUM HUNTER      PRIZE       PRO FORMA     MAGNUM HUNTER
                                           HISTORICAL     HISTORICAL    ADJUSTMENTS      PRO FORMA
                                          -------------   -----------   -----------    -------------
                                               (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Operating revenues
  Oil and gas sales.....................   $   106,052    $   149,489    $     --       $   255,541
  Gas gathering, marketing, and
     processing.........................        20,010             --          --            20,010
  Oilfield management services..........         1,448             --          --             1,448
                                           -----------    -----------    --------       -----------
          Total operating revenues......       127,510        149,489          --           276,999
                                           -----------    -----------    --------       -----------
Operating costs and expenses
  Oil and gas production lifting
     costs..............................        16,401         31,996          --            48,397
  Production taxes and other costs......        12,558         14,376          --            26,934
  Gas gathering, marketing and
     processing.........................        15,685             --          --            15,685
  Oilfield management services..........           903             --          --               903
  Depreciation, depletion and
     amortization.......................        25,556         25,472      14,133(a)         65,161
  Gain on sale of assets................           (28)            --          --               (28)
  General and administrative............         6,106          9,162          --(b)         15,268
                                           -----------    -----------    --------       -----------
          Total operating costs and
            expenses....................        77,181         81,006      14,133           172,320
                                           -----------    -----------    --------       -----------
Operating profit........................        50,329         68,483     (14,133)          104,679
  Equity in earnings of affiliate.......         1,307             --          --             1,307
  Other income..........................           477            775          --             1,252
  Interest expense......................       (22,298)       (17,604)    (10,835)(c)       (50,737)
                                           -----------    -----------    --------       -----------
Income before income taxes..............        29,815         51,654     (24,968)           56,501
Provision for income taxes..............        (7,555)       (19,112)      9,238(d)        (17,429)
                                           -----------    -----------    --------       -----------
Net income (loss).......................        22,260         32,542     (15,730)           39,072
  Preferred dividends...................        (9,708)          (459)         --           (10,167)
                                           -----------    -----------    --------       -----------
Income from continuing operations
  available to common stockholders......   $    12,552    $    32,083    $(15,730)      $    28,905
                                           ===========    ===========    ========       ===========
Income per common share -- basic(h).....   $      0.60    $      2.60                   $      0.53
                                           ===========    ===========                   ===========
Income per common share -- diluted(h)...   $      0.51    $      2.29                   $      0.50
                                           ===========    ===========                   ===========
Common shares used in per share
  calculation
  Basic.................................    20,856,854     12,333,989                    54,919,817
  Diluted...............................    32,834,270     14,204,462                    66,897,233

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

          UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT
                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                          MAGNUM HUNTER      PRIZE       PRO FORMA     MAGNUM HUNTER
                                           HISTORICAL     HISTORICAL    ADJUSTMENTS      PRO FORMA
                                          -------------   -----------   -----------    -------------
                                               (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Operating revenues
  Oil and gas sales.....................   $   107,154    $   145,712    $     --       $   252,866
  Gas gathering, marketing, and
     processing.........................        15,707             --          --            15,707
  Oil field management services.........         1,394             --          --             1,394
                                           -----------    -----------    --------       -----------
          Total operating revenues......       124,255        145,712          --           269,967
                                           -----------    -----------    --------       -----------
Operating costs and expenses
  Oil and gas production lifting
     costs..............................        14,995         32,309          --            47,304
  Production taxes and other costs......         9,913         14,021          --            23,934
  Gas gathering, marketing and
     processing.........................        14,086             --          --            14,086
  Oilfield management services..........           955             --          --               955
  Depreciation, depletion and
     amortization.......................        29,319         27,194       6,852(a)         63,365
  Gain on sale of assets................            (4)            --          --                (4)
  General and administrative............         5,817          9,232          --(b)         15,049
                                           -----------    -----------    --------       -----------
          Total operating costs and
            expenses....................        75,081         82,756       6,852           164,689
                                           -----------    -----------    --------       -----------
Operating profit........................        49,174         62,956      (6,852)          105,278
  Equity in earnings of affiliate.......         1,189             --          --             1,189
  Other income..........................           224          5,455          --             5,679
  Interest expense......................       (14,244)       (13,474)    (11,217)(c)       (38,935)
                                           -----------    -----------    --------       -----------
Income before income taxes..............        36,343         54,937     (18,069)           73,211
Provision for income taxes..............       (13,765)       (20,327)      6,686(d)        (27,406)
                                           -----------    -----------    --------       -----------
Income from continuing operations
  available to common stockholders......   $    22,578    $    34,610    $(11,383)      $    45,805
                                           ===========    ===========    ========       ===========
Income per common share -- basic(h).....   $      0.65    $      2.71                   $      0.67
                                           ===========    ===========                   ===========
Income per common share -- diluted(h)...   $      0.61    $      2.54                   $      0.64
                                           ===========    ===========                   ===========
Common shares used in per share
  calculation
  Basic.................................    34,790,222     12,791,211                    68,853,185
  Diluted...............................    37,178,592     13,622,983                    71,531,424

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

            UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2001

                                     ASSETS

                                                       MAGNUM HUNTER     PRIZE       PRO FORMA    MAGNUM HUNTER
                                                        HISTORICAL     HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                       -------------   ----------   -----------   -------------
                                                                      (IN THOUSANDS OF DOLLARS)

Current assets
  Cash and cash equivalents..........................    $   3,080      $  5,150     $     --      $    8,230
  Accounts receivable
    Trade, net of allowance..........................       19,844        27,842           --          47,686
    Other............................................           25            --           --              25
  Derivative assets..................................        3,085        19,607           --          22,692
  Prepaid and other..................................        3,914        10,181           --          14,095
                                                         ---------      --------     --------      ----------
         Total current assets........................       29,948        62,780           --          92,728
                                                         ---------      --------     --------      ----------
Property, plant, and equipment
  Oil and gas properties, full cost method
    Unproved.........................................       19,541            --      113,000(e)      132,541
    Proved...........................................      505,182       397,770       26,230(e)      929,182
  Pipelines and other................................       16,230         2,431           --          18,661
                                                         ---------      --------     --------      ----------
  Total property, plant, and equipment...............      540,953       400,201      139,230       1,080,384
    Accumulated depreciation, depletion,
      amortization, and impairment...................     (157,183)           --           --        (157,183)
                                                         ---------      --------     --------      ----------
  Net property, plant and equipment..................      383,770       400,201      139,230         923,201
                                                         ---------      --------     --------      ----------
Intangible and other assets
  Goodwill...........................................           --            --       90,859(e)       90,859
  Deposits and other assets..........................        4,701        14,710       (2,300)(e)      27,619
                                                                                       (1,200)(g)
                                                                                       11,708(f)
  Investment in unconsolidated affiliates............        9,654            --           --           9,654
                                                         ---------      --------     --------      ----------
         Total assets................................    $ 428,073      $477,691     $238,297      $1,144,061
                                                         =========      ========     ========      ==========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Trade payables and accrued liabilities.............    $  35,810      $ 22,127     $  8,000(e)   $   66,893
                                                                                        1,400(e)
                                                                                         (444)(g)
  Derivative liabilities.............................          903           462           --           1,365
  Current maturities of long-term debt...............           20            --           --              20
                                                         ---------      --------     --------      ----------
         Total current liabilities...................       36,733        22,589        8,956          68,278
                                                         ---------      --------     --------      ----------
Long-term liabilities
  Long-term debt.....................................      266,056       250,819     (387,375)(e)     599,434
                                                                                      169,934(e)
                                                                                      300,000(e)
  Production payment liability.......................          215            --           --             215
  Deferred income taxes payable......................        7,399        41,313       48,787(e)       97,499
Stockholders' equity
  Preferred stock....................................            1            --           --               1
  Common stock.......................................           72           146          (78)(e)         140
  Additional paid-in-capital.........................      152,295        96,287      165,366(e)      413,948
  Accumulated other comprehensive loss...............         (319)       23,802      (23,802)(e)        (319)
  Accumulated deficit................................      (27,878)       74,895      (74,895)(e)     (28,634)
                                                                                         (756)(g)
  Receivable from stockholder........................         (742)           --           --            (742)
  Unearned common stock in ESOP, at cost.............       (3,529)           --           --          (3,529)
                                                         ---------      --------     --------      ----------
                                                           119,900       195,130       65,835         380,865
  Treasury stock, at cost............................       (2,230)      (32,160)      32,160(e)       (2,230)
                                                         ---------      --------     --------      ----------
         Total stockholders' equity..................      117,670       162,970       97,995         378,635
                                                         ---------      --------     --------      ----------
         Total liabilities and stockholders'
           equity....................................    $ 428,073      $477,691     $238,297      $1,144,061
                                                         =========      ========     ========      ==========

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The unaudited condensed pro forma consolidated financial statements have been prepared to give effect to the merger of Magnum Hunter and Prize. The merger will be accounted for as an acquisition of Prize by Magnum Hunter using the purchase method of accounting. Under this accounting method, Magnum Hunter will record Prize's assets and liabilities at their fair values, and if the purchase price exceeds the total of these fair values, Magnum Hunter will record the excess as goodwill.

     The unaudited condensed pro forma consolidated balance sheet as of September 30, 2001 is presented as if the merger occurred on that date. The unaudited condensed pro forma consolidated income statements for the nine months ended September 30, 2001 and the year ended December 31, 2000 are presented as if the merger had occurred on January 1, 2000.

     Because the Prize warrants are currently out-of-the-money, for purposes of these pro forma financial statements, we have assumed that no proceeds will be received by Magnum Hunter from the exercise of the warrants.

(2) PRO FORMA ADJUSTMENTS

     (a) Reflects the incremental increase in depreciation, depletion and amortization as a result of applying full cost accounting used by Magnum Hunter rather than successful efforts accounting used by Prize.

     In addition, depreciation, depletion and amortization has been computed using the unit of production method and reflects Magnum Hunter's increased investment in oil and natural gas properties using purchase accounting, which excludes $113.0 million of the Prize acquisition price which Magnum Hunter has initially classified as unproved properties. This calculation utilized the initial allocation of purchase price described below. An increase or decrease in the fair value allocated to proved oil and gas properties will impact the calculation of depreciation, depletion and amortization. Initial estimates of proved reserves were used in calculating the depreciation, depletion and amortization rate.

     (b) Although management expects to achieve some efficiencies in consolidation of the general and administrative functions, firm plans have not yet been determined and, therefore, no adjustments have been included in the pro forma income statements.

     (c) Reflects a net increase for the periods presented to reflect the impact of the refinancing of the existing credit facilities of Magnum Hunter and Prize, payment of the cash component of the Prize merger and payment of Prize merger transaction costs with the proceeds of the 9.6% senior notes due 2012 and borrowings under the new credit facility, in each case upon the closing of the merger between Magnum Hunter and Prize. The assumed weighted average interest rate for the year ended December 31, 2000 is 9.94% and for the nine months ended September 30, 2001 is 9.08%.

     (d) Reflects the estimated tax effect of the pro forma adjustments for the year ended December 31, 2000 and the nine months ended September 30, 2001 at a rate of 37%.

     (e) In connection with the merger, Prize stockholders will receive, for each share of Prize common stock they own, 2.5 shares of Magnum Hunter common stock and a cash payment of $5.20 per share for total consideration of $24.00 per share, based on the average price of Magnum Hunter common stock before the merger as determined in the merger agreement.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     The following summarizes the total assumed purchase price and related preliminary allocation to the net assets acquired (in thousands):

Total Net Purchase Price:
  Fair value of 34,062,963 shares of Magnum Hunter common
     stock issued based on an average price of $7.52 per
     share (assuming exercise of outstanding Prize stock
     options)...............................................   $ 256,153
  Cash consideration........................................      70,851
  Fair value of Prize warrants..............................       5,568
  Severance payments........................................       8,000
  Estimated Magnum Hunter transaction related costs.........       1,400
                                                               ---------
       Total................................................   $ 341,972
                                                               =========
Net Preliminary Purchase Price Allocation:
  Net purchase price........................................   $ 341,972
  Historical net assets acquired............................    (162,970)
                                                               ---------
  Excess purchase price.....................................     179,002
  Adjustment of proved oil and gas properties to fair
     value..................................................     (26,230)
  Adjustment of unproved oil and gas properties to fair
     value..................................................    (113,000)
  Write-off of historical Prize deferred financing costs....       2,300
  Additional deferred income taxes..........................      48,787
                                                               ---------
       Excess purchase price allocated to goodwill..........   $  90,859
                                                               =========

     Magnum Hunter has not completed its final assessment of the fair value of assets and liabilities of Prize and the related business integration plans. Magnum Hunter expects that the ultimate purchase price may include additional adjustments to the fair value of the acquired assets and liabilities. Accordingly, to the extent that such adjustments impact the fair value of oil and gas properties, such differences will impact the calculation of depreciation, depletion and amortization.

     The allocation of purchase price to proved and unproved oil and gas properties is based on internal engineering reports. These reports are based upon Magnum Hunter's review of Prize's production histories and other geological, economic, ownership and engineering data.

     On June 29, 2001, the Financial Accounting Standards Board issued a new business combinations financial accounting standard and a new goodwill and intangible asset financial accounting standard. The new business combinations financial accounting standard and the portion of the new intangible asset financial accounting standard related to the elimination of the requirement to amortize goodwill are effective for acquisitions completed after June 30, 2001 and therefore no amortization for goodwill has been included for the purchase of Prize. Instead, goodwill will be subject to an annual impairment test.

     The treasury stock of Prize was cancelled as a condition of the merger agreement.

     (f) In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012 and established a new credit facility with an initial borrowing base expected to be $300 million (and, in any event, at least $275 million). Proceeds from the senior notes offering and initial borrowings under the new credit facility were used to refinance the outstanding indebtedness under the existing senior credit facilities of Magnum Hunter and Prize, fund the cash component of the merger consideration in the merger with Prize and pay costs and fees associated with the merger. The pro forma financial statements include

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

additional interest expense relating to the 9.6% senior notes due 2012 and the new credit facility. There can be no assurance that actual interest rates will approximate the assumed interest rates used for these pro forma financial statements. Magnum Hunter expects to incur approximately $11.7 million of deferred financing costs in connection with the 9.6% senior notes due 2012 and the new credit facility.

     (g) In connection with the refinancing of the then-existing credit facilities, Magnum Hunter recorded an extraordinary loss of $1.2 million ($756,000, net of tax), related to the write-off of unamortized deferred financing costs of the old credit facilities.

     (h) Basic net income from continuing operations per common share is computed by dividing the net income from continuing operations attributable to common stockholders by the weighted average number of shares of Magnum Hunter common stock outstanding during the period and adjusted for the pro forma common stock issued as a result of the merger. Diluted net income from continuing operations per common share is calculated in the same manner, but also considers the impact to net income from continuing operations and common shares for the potential dilution from stock options, stock warrants and any other outstanding convertible securities.

(3) SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE INFORMATION

     The following table presents the pro forma estimate of the proved oil and gas reserves as of December 31, 2000 for Magnum Hunter.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                                            PRO FORMA
              OIL/LIQUIDS (MBBLS)                MAGNUM HUNTER   PRIZE    MAGNUM HUNTER
              -------------------                -------------   ------   -------------
Proved reserves................................     22,303       49,038      71,341
Proved developed reserves......................     13,923       36,383      50,306
Proved undeveloped reserves....................      8,380       12,655      21,035

                                                                            PRO FORMA
                  GAS (MMCF)                    MAGNUM HUNTER    PRIZE    MAGNUM HUNTER
                  ----------                    -------------   -------   -------------
Proved reserves...............................     233,208      298,430      531,638
Proved developed reserves.....................     179,697      223,977      403,674
Proved undeveloped reserves...................      53,511       74,453      127,964

                                                                            PRO FORMA
           TOTAL EQUIVALENT (MMCFE)             MAGNUM HUNTER    PRIZE    MAGNUM HUNTER
           ------------------------             -------------   -------   -------------
Proved reserves...............................     367,029      592,658      959,687
Proved developed reserves.....................     263,235      442,275      705,510
Proved undeveloped reserves...................     103,791      150,383      254,174

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at December 31, 2000, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of the available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

     The following is a summary of the pro forma standardized measure of discounted cash flows for Magnum Hunter and Prize combined related to the proved oil and gas reserves. For these calculations, estimated future cash flows from estimated future production or proved reserves were computed using oil and gas prices as of December 31, 2000. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic life of the properties, and costs were not escalated for the future. The information presented below should not be viewed as an estimate of the fair value of the acquired interests, nor should it be considered indicative of any future trends.

                                                            DECEMBER 31, 2000
                                                  -------------------------------------
                                                                             PRO FORMA
                                                    MAGNUM                    MAGNUM
                                                    HUNTER       PRIZE        HUNTER
                                                  ----------   ----------   -----------
                                                             (IN THOUSANDS)
Future cash inflows.............................  $2,685,776   $4,002,437   $ 6,688,213
Future production costs.........................    (559,596)    (902,008)   (1,461,604)
Future development costs........................     (84,158)    (124,384)     (208,542)
                                                  ----------   ----------   -----------
Future net cash flows, before income tax........   2,042,022    2,976,045     5,018,067
Future income taxes.............................    (607,407)    (952,242)   (1,559,649)
                                                  ----------   ----------   -----------
Future net cash flows...........................   1,434,615    2,023,803     3,458,418
Discounts of future net cash flows at 10% per
  annum.........................................    (629,692)    (902,458)   (1,532,150)
                                                  ----------   ----------   -----------
Standardized measure of discounted future net
  cash flows....................................  $  804,923   $1,121,345   $ 1,926,268
                                                  ==========   ==========   ===========

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, articles of incorporation and bylaws is a summary only and is subject to the complete text of our articles of incorporation, bylaws and rights agreement. You are encouraged to read those documents carefully.

COMMON STOCK

     As a result of our stockholders approving an amendment to our articles of incorporation at the special meeting held on March 13, 2002, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.002 per share. As of March 1, 2002, 35,972,484 shares were issued and outstanding, and 5,849,133 shares were reserved for issuance upon the exercise of certain outstanding warrants and options. An additional 34,062,963 shares of our common stock are being issued to the former Prize stockholders as consideration in the merger. The holders of our common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by our board of directors from funds legally available for payment. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, and no shares of our common stock are subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of Magnum Hunter, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of our common stock. Holders of our common stock do not have cumulative voting rights, so that holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members of our board of directors.

PREFERRED STOCK

     Under our articles of incorporation, as amended, our board of directors has the power, generally without further action by the holders of our common stock, to issue up to 10,000,000 shares of preferred stock, par value $.001, in one or more series as designated by our board of directors and to designate the relative rights and preferences of our preferred stock. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive to the interest of the holders of our common stock or other series of our preferred stock. The preferred stock will, when issued, be fully paid and non-assessable.

     Of the 10,000,000 shares of $.001 par value preferred stock Magnum Hunter is authorized to issue, 216,000 shares have been designated as Series A Preferred Stock, 925,000 shares have been designated as Series B Preferred Stock, 625,000 shares have been designated as Series C Preferred Stock, 1,000,000 shares have been designated as 1996 Series A Convertible Preferred Stock and 50,000 shares have been designated as 1999 Series A 8% Convertible Preferred Stock, although only the 1996 Series A Convertible Preferred Stock was outstanding as of March 13, 2002. In connection with our stockholders' rights plan, the board of directors also designated 500,000 shares of preferred stock as 1998 Series A Junior Participating Preferred Stock upon certain triggering events under our stockholder rights plan.

     As of March 13, 2002, there were outstanding 1,000,000 shares of our 1996 Series A Convertible Preferred Stock, all of which were held by our subsidiary, Bluebird Energy, Inc. The shares have a stated and liquidation value of $10.00 per share and pay a fixed annual cumulative dividend of 8.75% payable quarterly in arrears. The shares are convertible into shares of our common stock at a conversion price of $5.25 per share, subject to adjustments. We have an option to exchange these shares into convertible subordinated debentures of equivalent value. The holders of these shares also have the right to require us to redeem all or any part of the shares upon certain sales of all or substantially all of our assets or upon changes in control. The holders of these shares are entitled, on all matters submitted for a vote of the holders of shares of common stock, to an as-converted number of votes.

     The issuance of additional preferred stock may have the effect of delaying or preventing a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of our common stock. In certain circumstances, the issuance of preferred stock could depress the market price of our common stock. The board of directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a certificate of designation defining the rights and preferences of such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies may be obtained from Magnum Hunter.

WARRANTS

     Outstanding warrants covering an aggregate of 644,749 shares of our common stock were issued to our officers and directors with an exercise price of $6.75 per share and expiring year-end 2003. We have approved the distribution to our stockholders of record on January 10, 2002 warrants to purchase 7,228,457 shares of our common stock at an exercise price of $15.00 per share and expiring three years from the date of distribution.

     In connection with our merger with Prize, the 11,811,073 Prize warrants covered by this document remain outstanding and are exercisable for up to a total of 4,218,241 shares of our common stock and an amount of cash equal to $8.8 million, or 2.5 shares of our common stock and $5.20 for every seven warrants exercised. These warrants are exercisable at an aggregate exercise price of $28.00 for every seven warrants and expire November 1, 2002. Additionally, Prize also had outstanding as of March 13, 2002, 150,000 warrants exercisable for up to 53,573 shares of our common stock. As a result of the merger with Prize, each of these additional 150,000 warrants became exercisable for the merger consideration consisting of 2.5 shares of Magnum Hunter common stock plus $5.20. These warrants have an adjusted exercise price of approximately $2.585 per warrant, or an aggregate exercise price of $18.097 for the merger consideration attributable to one share of Prize common stock, and expire on June 30, 2002.

ANTI-TAKEOVER PROVISIONS

     Some provisions in our articles of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     BLANK CHECK PREFERRED STOCK. Our articles of incorporation authorize blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to the preferred stock and can issue the stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

     STOCKHOLDERS' RIGHTS PLAN. We have a stockholders' rights plan which was adopted in 1998. Under this plan, one right is attached to each outstanding share of common stock. The rights are exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of our common stock, a so-called "acquiring person." Each right entitles the registered holder to purchase from us one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock at an exercise price of $35. The existence of the rights may, under some circumstances, render more difficult or discourage attempts to acquire us. In conjunction with the entering into the merger agreement with Prize, we amended our rights plan so that Natural Gas Partner V, L.P. will not be an acquiring person under this plan upon its acquisition of more than 15% of our common stock pursuant to the merger agreement.

INDEMNIFICATION

     The General Corporation Law of Nevada generally limits the liability of directors and officers for breach of fiduciary duty to those circumstances involving intentional misconduct, fraud or knowing violations of law. Therefore, a director or officer cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer. Nevada law, with certain exceptions, permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Magnum Hunter pursuant to the foregoing provisions or otherwise, Magnum Hunter has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed under the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

     The validity and the issuance of the resale warrants and the shares of common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated balance sheets of Magnum Hunter and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Prize and its subsidiaries as of December 31, 2000 and 1999, the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000 and the period from inception (January 15, 1999) to December 31, 1999 and the statement of revenue and direct operating expenses for the producing properties acquired by Prize from Pioneer Natural Resources USA, Inc. for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, which are incorporated by reference in this document and have been so incorporated in reliance on the reports of such firm, given upon their authority as experts in accounting and auditing.

     The estimated reserve evaluations and related calculations for Magnum Hunter of DeGolyer and MacNaughton, Ryder Scott Company, L.P. and Cawley Gillespie & Associates, Inc., each independent petroleum engineering consultants, included or incorporated by reference in this document have been included or incorporated by reference in reliance on the authority of said firms as experts in petroleum engineering.

     The estimates of Prize's historical proved oil and natural gas reserves were prepared by Prize as of December 31, 2000, 75% of the PV-10 value of which has been audited by Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants.

                    IF YOU WOULD LIKE ADDITIONAL INFORMATION

     Federal securities law requires Magnum Hunter, and required Prize, to file information with the SEC concerning their respective business and operations. Accordingly, Magnum Hunter files, and Prize filed, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by Magnum Hunter and Prize at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public on the SEC's web site at: http://www.sec.gov. Copies of these reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     Magnum Hunter has filed with the SEC a registration statement on Form S-3. This document is a part of the registration statement. As allowed by the SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information with respect to Magnum Hunter, Prize, the Prize warrants and the Magnum Hunter common stock and related matters, you should consult the registration statement and its exhibits. Statements contained in this document concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for additional information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

     The rules and regulations of the SEC permit the information Magnum Hunter files, and Prize filed, with the SEC to be "incorporated by reference." This means that Magnum Hunter can disclose important information to you by referring you to the other information Magnum Hunter and Prize have filed with the SEC. The information that has been incorporated by reference is considered to be part of this document. Information that Magnum Hunter files later with the SEC will automatically update and supersede this information.

     The documents listed below and any filings Magnum Hunter makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act following the date of this document, until the expiration of the warrants' term, are incorporated by reference:

     For Magnum Hunter:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the period ended March 31, 2001, June 30, 2001 and September 30, 2001; and

     - Current Reports on Form 8-K filed with the SEC on May 16, 2001, October 9, 2001, December 27, 2001, February 19, 2002 and March 1, 2002.

     For Prize:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001; and

     - Current Reports on Form 8-K filed with the SEC on December 27, 2001 and March 1, 2002.

     You can request a free copy of the above filings or any filings subsequently incorporated by reference into this document by writing or calling:

       Magnum Hunter Resources, Inc.
       600 East Las Colinas Boulevard, Suite 1100
       Irving, Texas 75039
       Attention: Michael P. McInerney, Vice President, Development & Investor Relations

     Telephone requests may be directed to (972) 401-0752.

     Magnum Hunter has not authorized anyone, including any salesman or broker, to give any information or make any representation that differs from or adds to the information in this document or in the documents that Magnum Hunter files, and Prize filed, publicly with the SEC. Therefore, you should not rely upon any information that differs from or is in addition to the information contained in this document or in the documents that Magnum Hunter files, and Prize filed, publicly with the SEC.

     As you read the above documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between any other document and this document, you should rely on the statements made in the most recent document.

     This document is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. This document is not an offer to sell nor is it seeking an offer to buy securities other than the shares of common stock to be issued upon the exercise of the warrants. The information contained in this document is correct only as of the date of this document, regardless of the time of the delivery of this document or any sale of these securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this document in any such jurisdiction. Persons who come into possession of this document in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this document applicable in the jurisdiction.

                        COMMONLY USED OIL AND GAS TERMS

     As used in this document:

     - "Mcf" means thousand cubic feet;

     - "MMcf" means million cubic feet;

     - "Bcf" means billion cubic feet;

     - "Bbl" means barrel;

     - "MBbls" means thousand barrels;

     - "MMBbls" means million barrels;

     - "BOE" means barrel of oil equivalent;

     - "MMBOE" means million barrels of oil equivalent;

     - "Btu" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit;

     - "MMBtu" means million British Thermal Units;

     - "Mcfe" means thousand cubic feet of natural gas equivalent;

     - "MMcfe" means million cubic feet of natural gas equivalent; and

     - "Bcfe" means billion cubic feet of natural gas equivalent.

     Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. All estimates of reserves, unless otherwise noted, are reported on a "net" basis. Information regarding production, acreage and numbers of wells is set forth on a gross basis, unless otherwise noted.

     - "Proved reserves" means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes

             (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

             (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following:

             (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

             (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

             (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

             (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     - "PV-10" means the pre-tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10% and assuming continuation of existing economic conditions.

     - "Proved developed oil and gas reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     - "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     - "Reserve Life" is an estimate of the productive life of a proved reservoir and for purposes of this document is calculated by dividing the proved reserves (on an Mcfe basis) at the end of the period by historical production volumes for the prior 12 months.

     - "Standardized Measure of Discounted Future Net Cash Flows" means PV-10 after income taxes.

                              [MAGNUM HUNTER LOGO]

                                 Warrant agent:

                    American Stock Transfer & Trust Company
                          59 Maiden Lane, Plaza Level
                               New York, NY 10038
                                 (718) 921-8200

        FOR MORE INFORMATION REGARDING               FOR GENERAL INFORMATION REGARDING
    THE WARRANTS AND COMMON STOCK CONTACT:                 MAGNUM HUNTER CONTACT:
    --------------------------------------           ---------------------------------
              Morgan F. Johnston                            Michael P. McInerney
Vice President, General Counsel and Secretary      Vice President, Development & Investor
    600 East Las Colinas Blvd., Suite 1100                       Relations
             Irving, Texas 75039                   600 East Las Colinas Blvd., Suite 1100
                (972) 401-0752                              Irving, Texas 75039
                                                               (972) 401-0752